Exhibit 2.1

EXECUTION COPY

SHARE PURCHASE AGREEMENT

BY AND AMONG

RADIANT SYSTEMS, INC.,

QUEST RETAIL TECHNOLOGY PTY LTD

AND DAVID BROWN

DATED DECEMBER 11, 2007

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Section 9.13	Severability	46
Section 9.14	Attorneys’ Fees	46
Section 9.15	Interpretation	46
Section 9.16	Rules of Construction	46

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SHARE PURCHASE AGREEMENT

THIS SHARE PURCHASE AGREEMENT (this “Agreement”) is made and entered into as of the 11th day of December, 2007, by and among RADIANT SYSTEMS, INC., a Georgia corporation (“Buyer”), QUEST RETAIL TECHNOLOGY PTY LTD (ACN 006 331 004), an Australian proprietary company (the “Company”) and DAVID BROWN, a resident of the State of Victoria, Australia (“Seller”).

RECITALS:

WHEREAS, the Company and its Subsidiaries (as defined below) are engaged in the business of developing, marketing, licensing and selling point of sale software, hardware and solutions and management systems for the hospitality and retail industries in Australia, the United States and, through resellers, in the United Kingdom, New Zealand, Canada and South Africa (the “Subject Business”);

WHEREAS, Seller is the beneficial owner and holder of two (2) ordinary shares of the Company (the “Shares”), which Shares constitute all of the issued share capital of the Company;

WHEREAS, Buyer wishes to purchase from Seller, and Seller wishes to sell to Buyer, the Shares pursuant to the terms and conditions of this Agreement;

NOW, THEREFORE, for and in consideration of the premises and the mutual covenants and agreements contained herein and other good and valuable consideration, the receipt, adequacy and sufficiency of which are hereby acknowledged, the parties hereto covenant and agree as follows:

ARTICLE I

PURCHASE AND SALE OF SHARES

Section 1.1 Purchase of Shares. Subject to the terms and conditions of this Agreement and on the basis of the representations and warranties hereinafter set forth, at the Closing (as hereinafter defined), Seller shall sell, transfer, assign, convey and deliver to Buyer, and Buyer shall purchase from Seller, the Shares, free and clear of all mortgages, liens, pledges, security interests, encumbrances, restrictions, claims and obligations of every nature, kind and character (collectively, “Liens”) to any natural person, general or limited partnership, corporation, limited liability company, firm, trust, association or other legal entity (collectively, “Persons”), except for those Liens which will be discharged and released simultaneously with the Closing. At the Closing, Seller shall deliver to Buyer the certificate(s) representing the Shares, accompanied by share transfer forms. Seller agrees to cure at any time after the Closing, without further compensation, any deficiencies with respect to the share transfer forms accompanying any such certificates. The Seller waives all rights of pre-emption under the Articles of Association of the Company.

Section 1.2 The Purchase Price. The total purchase price to be paid by Buyer to Seller for the Shares (the “Purchase Price”) shall be the sum of Sixty Million Nine Hundred Thousand Australian Dollars (AUS $60,900,000), subject to adjustment pursuant to Section 1.4.

Section 1.3 Payment of the Purchase Price. Upon the terms and conditions set forth in this Agreement, Buyer shall pay the Purchase Price to Seller as follows:

(a) At the Closing, Buyer shall pay to Seller the Purchase Price minus the Escrow Amount (as defined below) (the “Closing Date Payment”). The Closing Date Payment shall be delivered by Buyer to Seller in immediately available funds by wire transfer on the Closing Date to an account designated by Seller in a written notice delivered to Buyer prior to the Closing Date.

(b) Buyer will deliver to and deposit with Deacons in Melbourne, Australia, as escrow agent (the “Escrow Agent”), the amount of AUS $6,090,000 (the “Escrow Amount”) in immediately available funds by wire transfer to an account designated by Escrow Agent. The Escrow Amount shall be held and distributed by the Escrow Agent in accordance with Section 1.6 and the Escrow Deed (as defined below).

Section 1.4 Purchase Price Adjustment.

(a) The Purchase Price shall be adjusted following the Closing based on the Final Statement of Net Assets (as defined below) prepared pursuant to this Section 1.4. In each case, the Purchase Price adjustment shall be determined as follows:

(i) If the amount of the Net Assets of the Company reflected on the Final Statement of Net Assets is less than AUS $1,767,324, then the amount of the Purchase Price shall be reduced by the amount of such deficiency.

(ii) If the amount of the Net Assets of the Company reflected on the Final Statement of Net Assets is greater than AUS $1,767,324, then the amount of the Purchase Price shall be increased by the amount of such excess.

(b) For purposes of this Section 1.4, the term “Net Assets” means the difference between (i) the net book value of the categories of assets of the Company set forth in column 2 of Exhibit A (the “Stated Assets”), as of 5:00 P.M. (Melbourne, Australia time) on the Closing Date, and (ii) the net book value of the categories of liabilities of the Company set forth in column 2 of Exhibit A as of 5:00 P.M. (Melbourne, Australia time) on the Closing Date.

(c) Within thirty (30) calendar days following the Closing Date, Seller shall cause to be prepared and shall deliver to Buyer: (i) an unaudited consolidated balance sheet of the Company and its Subsidiaries as of 5:00 P.M. (Melbourne, Australia time) on the Closing Date (the “Closing Date Balance Sheet”); and (ii) a Statement of Net Assets as of 5:00 P.M. (Melbourne, Australia time) on the Closing Date (the “Statement of Net Assets”), together with all working papers related thereto, each of which shall be denominated in Australian dollars. Seller shall bear the entire cost of the preparation of the Closing Date Balance Sheet and the Statement of Net Assets.

(d) The Closing Date Balance Sheet and Statement of Net Assets shall be prepared in accordance with Modified Australian GAAP (as defined in Section 2.6(d) below); provided, that: (i) the liabilities in respect of provisioning for the employment entitlements of David Brown shall be excluded; and (ii) the following liabilities shall be accrued regardless of whether the accrual thereof is required by Modified Australian GAAP: (A) fifty percent (50%) of the Company’s estimated obligations for sick leave; and (B) any prepaid revenue from customers, which shall be calculated based on the Company’s cost of performing the associated services or providing the associated products.

(e) If, within thirty (30) days following such delivery, Buyer fails to deliver to Seller a notice stating in reasonable detail any objections Buyer may have with respect to the Closing Date Balance Sheet or the Statement of Net Assets (the “Dispute Notice”), Buyer shall be deemed to have accepted the Closing Date Balance Sheet and the Statement of Net Assets as delivered by Buyer.

(f) If there is a dispute regarding the Closing Date Balance Sheet or the Statement of Net Assets, Buyer and Seller shall negotiate in good faith to resolve such dispute. If, after a period of thirty (30) days following Seller’s receipt of the Dispute Notice, such dispute remains unresolved, Buyer and Seller will jointly engage an international accounting firm mutually satisfactory to Buyer and Seller, or if they cannot agree, an independent accounting firm of 200 or more accountants chosen by lot, with each of Buyer and Seller jointly having the right to select two of such firms, which cannot be the auditor for either Buyer or the Company and to strike one such firm chosen by the other party (the “Independent Accountant”), to resolve such dispute in accordance with this Agreement, and the decision of such firm shall be final and binding on the parties hereto. The Independent Accountant shall make its calculations in accordance with Section 1.4(d). All fees and expenses of the Independent Accountant incurred in connection with such resolution shall be shared equally between Buyer and Seller. The final Closing Date Balance Sheet and Statement of Net Assets (whether finalized through the agreement of the parties or through the determination of the Independent Accountant) shall be referred to as the “Final Balance Sheet” and the “Final Statement of Net Assets”, respectively.

(g) All post-Closing adjustments to the Purchase Price resulting from the Final Statement of Net Assets shall be made within three (3) Business Days after the earlier of the agreement of the parties on the amount of such adjustment or the date on which a written notice of any resolution of such amount has been given by the Independent Accountant, as the case may be, to the parties hereunder, but in any case such adjustment shall be deemed to have occurred as of the Closing Date. For purposes of this Agreement, “Business Day” means any day other than a Saturday, Sunday or other day in which banks are obligated to close in Atlanta, Georgia.

(h) To the extent there is an increase in the Purchase Price, Buyer shall within five (5) business days after the Final Balance Sheet and the Final Statement of Net Assets becomes final (whether by agreement or determination), deliver to Seller by wire transfer of immediately available funds the amount of such increase in Purchase Price according to the wiring instructions previously provided to Buyer for the Closing unless Buyer is otherwise notified in writing by Seller prior to the authorization of the wire transfer. To the extent that there is a Purchase Price decrease, Seller shall deliver to Buyer within five (5) business days after the Final Balance Sheet and the Final Statement of Net Assets becomes final, by wire transfer of immediately available funds, the amount of such decrease. Buyer has the right, but not the obligation, to use the Escrow Amount to satisfy the obligation of Seller with respect to the Purchase Price adjustment, if any.

Section 1.5 Closing of Purchase and Sale. The closing of the purchase and sale provided for herein (the “Closing”) shall take place at the offices of DLA Piper US, LLP, located at 1201 West Peachtree Street, Suite 2800, Atlanta, Georgia 30309 at a time and date to be specified by the parties, which shall be no later than the second business day after the satisfaction or waiver of the conditions set forth in Article V (other than those that by their terms are to be satisfied or waived at the Closing), or at such other time, date and location as the parties hereto agree in writing (the date on which the Closing occurs is referred to herein as the “Closing Date”).

Section 1.6 Escrow.

(a) On the Closing Date: (i) Buyer will pay the Escrow Amount to Escrow Agent at Closing; (ii) Seller and Buyer will, by executing the Escrow Deed in the form attached hereto as Exhibit B (the “Escrow Deed”), appoint Escrow Agent to hold the Escrow Amount in accordance with this Agreement and the Escrow Deed; and (iii) Seller and Buyer must, pursuant to the Escrow Deed, direct Escrow Agent in writing to invest the Escrow Amount as soon as is practicable after the Closing Date.

(b) On the date which is eighteen (18) months after the Closing Date, Escrow Agent shall release to Seller those funds still subject to the Escrow Deed (together with any interest in accordance with Section 1.6(c)) on such date less any amounts subject to any then unresolved Claims of Buyer Indemnified Parties. The Buyer and Seller must direct Escrow Agent to so release the funds in accordance with this Section 1.6(b).

(c) The parties agree that all interest that accrues on the Escrow Amount will be paid to Seller. The interest is to be paid by Escrow Agent at the same time as payment is made to Seller of a portion of the Escrow Amount. In relation to the Escrow Amount, “interest” means the interest actually earned on the Escrow Amount less all stamp and other duty, bank charges and any other money properly payable in respect of the investment of the Escrow Amount.

(d) If Buyer makes a Claim against Seller under and as allowed by this Agreement, its obligation to direct Escrow Agent to make payments of amounts to Seller from the Escrow Amount under this Agreement or the Escrow Deed (or both) may be suspended, and it may have rights to recover from the Escrow Amount, in each case to the extent provided in this Section 1.6(d). If Buyer makes a Claim and, prior to the Claim being settled or finally adjudicated, Buyer is obligated to direct Escrow Agent to make a payment to Seller from the Escrow Amount under this Agreement or the Escrow Deed, Buyer’s obligation to direct Escrow Agent to make that payment to Seller from the Escrow Amount is suspended to the extent of the amount of the Claim (a “Suspended Payment”). To avoid doubt, any part of the Escrow Amount other than the Suspended Payments will continue to be payable to Seller in accordance with this Agreement or the Escrow Deed. If Buyer makes a Claim against Seller under this Agreement and: (i) the validity and amount of the Claim is agreed to in writing by Seller; or (ii) the validity and amount of the Claim is finally adjudicated in favor of Buyer; then, the parties agree that Buyer will then be entitled to a refund of that agreed or determined amount out of the then balance of the Escrow Amount (and Seller and Buyer will direct Escrow Agent in writing to make such payment to Buyer out of the Escrow Amount within two (2) Business Days of the amount of the Claim being agreed or determined). Upon the final resolution (whether by agreement or a final and binding judgment) of each Claim, Seller and Buyer will, within two (2) Business Days after the Claim is so resolved, direct Escrow Agent to make such payment or payments as may be required in accordance with such resolution, including the payment to Seller of any Suspended Payment not required to satisfy such Claim.

(e) Seller and Buyer agree that they will, as required by the terms of this Agreement and the Escrow Deed, instruct Escrow Agent in writing to hold and disburse the Escrow Amount in accordance with this Agreement and the Escrow Deed. Seller and Buyer will promptly provide to Escrow Agent such information as may be reasonably requested in connection with the opening, operation and closing of the escrow account covered by the Escrow Deed.

Section 1.7 Withholding Rights. Buyer shall be entitled to deduct and withhold from the Purchase Price any amounts that Buyer is required to deduct and withhold with respect to the making of such payment under the Code (as defined below) or any provision of Tax Law (as such terms are defined below). To the extent that amounts are so withheld and paid over by Buyers to the appropriate US federal, state or local or foreign government, governmental, regulatory or administrative authority, agency or commission or court, judicial or arbitral body (each, a “Governmental Authority”), such withheld amounts shall be treated for all purposes of this Agreement as having been paid to Seller.

ARTICLE II

REPRESENTATIONS AND WARRANTIES OF SELLER

Seller makes the following representations and warranties to Buyer, each of which is true and correct on the date hereof, shall be unaffected by any investigation made by Buyer on or prior to the date hereof and shall survive the Closing as provided herein, subject to such exceptions as are disclosed in the disclosure schedule of Seller annexed to this Agreement and incorporated herein by this reference and made a part hereof (the “the Seller Disclosure Schedule”). All disclosures in any section of the Seller Disclosure Schedule shall be deemed disclosed in all other sections of the Seller Disclosure Schedules to the extent readily apparent from their disclosure.

Section 2.1 Due Incorporation and Registration. The Company and its Subsidiaries are the types of entities and are formed in the jurisdictions set forth in Section 2.1 of the Seller Disclosure Schedule, are (or prior to Closing will be) validly existing and have (or will have prior to Closing) all requisite corporate (or other entity) power and authority necessary to carry on the Subject Business as now being conducted, and to own, lease and operate their respective properties and assets as now owned, leased or operated. The Company and its Subsidiaries are

(or will be prior to Closing) duly registered to transact business and, to the extent legally applicable, are in good standing in each jurisdiction set forth in Section 2.1 of the Seller Disclosure Schedule, which are the only jurisdictions in which the nature of the Subject Business or the ownership of their respective properties and assets makes such registration necessary and in which the failure to be so registered, individually or in the aggregate with such other failures to be so registered, would have a Material Adverse Effect (as defined below). As used herein, the term “Material Adverse Effect” means a material adverse effect on the business, assets or liabilities, financial condition or results of operation of the Company and the Subsidiaries taken as a whole, except for any change or effect that arises out of, results from or is attributable to: (i) any change generally adversely affecting the United States, Australian or global economies or financial markets or the industries in which the Company and its Subsidiaries conduct business (so long as the Company and its Subsidiaries are not disproportionately affected thereby); (ii) any change in applicable Law or accounting principles; (iii) the announcement or pendency of this Agreement and the transactions contemplated hereby, including the impact thereof on relationships, contractual or otherwise, with customers, suppliers, distributors, partners or employees; or (iv) any natural disaster, hostilities, act of terrorism or war.

Section 2.2 Authorization; Enforceability. The Company has all requisite corporate power and authority, and Seller has all requisite legal capacity, to execute and deliver this Agreement and the other agreements required to be executed and delivered by it or him hereunder (this Agreement and such other agreements to be executed and delivered by Seller or the Company being hereinafter called the “Seller’s Documents”) and to carry out the transactions contemplated hereby and thereby. This Agreement has been, and each other Seller’s Document will be at or prior to Closing, duly and validly executed and delivered by Seller and the Company. This Agreement is, and the other Seller’s Documents, when executed, will be, valid and binding agreements of the Company or Seller, as the case may be, enforceable against each of them in accordance with their respective terms, except to the extent such enforceability may be limited by applicable bankruptcy, insolvency, moratorium or similar laws affecting the enforcement of creditors’ rights generally and subject to general principles of equity.

Section 2.3 Subsidiaries and Investments. Section 2.3 of the Seller Disclosure Schedule sets forth a true and complete list of all corporations or other entities of which securities or other ownership interests having ordinary voting power to elect a majority of the board or directors or other Persons performing similar functions are owned directly or indirectly by the Company (each, a “Subsidiary”). Except as set forth in Section 2.3 of the Seller Disclosure Schedule, the outstanding shares of capital stock or other equity interests of each Subsidiary: (i) have been duly authorized and are validly issued, fully paid and, to the extent legally applicable, nonassessable; (ii) are set forth in Section 2.3 of the Seller Disclosure Schedule; and (iii) are owned by the Company directly or indirectly free and clear of all Liens. Except for the Subsidiaries, the Company does not own, directly or indirectly, any capital stock or other equity securities of any corporation nor does the Company have any direct or indirect equity or other ownership interest in any Person.

Section 2.4 Capitalization. The share capital of the Company consists of two (2) ordinary shares, all of which have been issued to and are owned legally and beneficially by Seller. All of the shares are duly and validly issued and are fully paid and, to the extent legally applicable, nonassessable and are not subject to any repurchase options or restrictions on transfer. There are no outstanding options, purchase rights, redemption rights, subscription rights, conversion rights, exchange rights, or other contracts or commitments with respect to the Company. Except as set forth in Section 2.4 of the Seller Disclosure Schedule, there are no voting trusts, proxies, or other arrangements relating to the voting of the shares of the Company. All outstanding shares have been issued in material compliance with applicable Law. The Company has never repurchased, redeemed or otherwise reacquired any shares. At Closing, Seller will own sole, good, valid and marketable title to all of the Shares, free and clear of all Liens whatsoever.

Section 2.5 Approvals of Third Parties.

(a) Except as set forth in Section 2.5 of the Seller Disclosure Schedule, no material consent, authorization or approval of, or material declaration, filing or registration with, any Governmental Authority is necessary in order to enable Seller or the Company to enter into and perform their respective obligations under Seller’s Documents.

(b) Except as set forth in Section 2.5 of the Seller Disclosure Schedule, neither the execution and delivery of Seller’s Documents nor the consummation of the transactions contemplated thereby will:

(i) conflict with, require any consent under, result in the violation of, or constitute a breach of any provision of the organizational documents of the Company or any Subsidiary;

(ii) conflict with, require any consent under, result in the violation of, constitute a breach of, or accelerate the performance required on the part of Seller, the Company or any Subsidiary by the terms of, any evidence of indebtedness or material agreement to which Seller, the Company or any Subsidiary is a party, in each case with or without notice or lapse of time or both, or permit the termination of any such agreement by another Person;

(iii) result in the creation or imposition of any Lien on any property or asset of Seller, the Company or any Subsidiary (except for (A) defects, exceptions, restrictions, easements, rights of way and encumbrances disclosed in policies of title insurance which have been made available to Buyer; (B) statutory liens for current Taxes, assessments or other governmental charges not yet delinquent or the amount or validity of which is being contested in good faith by appropriate proceedings; (C) mechanics’, carriers’, workers’, repairers’ and similar liens arising or incurred in the ordinary course of business; (D) zoning, entitlement and other land use and environmental regulations by any Governmental Authority; (E) title of a lessor under a capital or operating lease; and (F) such other imperfections in title, charges, easements, restrictions and encumbrances which do not materially interfere with the current use, value or marketability of the asset affected thereby (collectively, “Permitted Liens”));

(iv) constitute a violation by Seller, the Company or any Subsidiary of any writ, judgment, order, injunction, decree or award of any Governmental Authority binding on Seller, the Company or any Subsidiary;

(v) constitute a material violation by Seller, the Company or any Subsidiary of any statute, law or regulation of any jurisdiction; or

(vi) violate in any material respect, or cause any revocation of or limitation on any material Permit (as hereinafter defined).

Section 2.6 Financial Statements.

(a) Section 2.6 of the Seller Disclosure Schedule contains complete and accurate copies of (i) the unaudited balance sheets and related statements of profits and loss of the Company and the Subsidiaries as of and for the fiscal years ended June 30, 2007 and June 30, 2006; and (ii) the unaudited balance sheets of the Company and the Subsidiaries as of September 30, 2007 and the related statements of profit and loss of the Company and the Subsidiaries for the three-month period then ended (the September 30, 2007 balance sheets being hereinafter referred to as the “Most Recent Balance Sheets” and the date of such balance sheets being hereinafter referred to as the “Most Recent Balance Sheet Date”) (the financial statements referred to in subsections (i) and (ii), together with any footnotes and supporting schedules thereto, are referred to as the “Financial Statements”).

(b) The Financial Statements: (i) have been prepared in accordance with Modified Australian GAAP and on a basis which is consistent with the previous three years’ practice; (ii) present fairly, in accordance with Modified Australian GAAP, the financial position and the results of the Company’s and the Subsidiaries’ operations as of and for the periods then ended; (iii) have been prepared on the basis that the value of current assets does not exceed the lesser of the cost or the net realizable value on a going concern basis as at the Most Recent Balance Sheet Date; (iv) are not affected by any non-recurring or exception items; (v) make full and proper provision for obsolete or unsaleable inventory; and (vi) make full provision for long-service leave, holiday pay and other employee entitlements (but not sick leave) payable to or in respect of the employees of the Company and the Subsidiaries as if all of their services had been terminated on the Most Recent Balance Sheet Date.

(c) Neither the Company nor any Subsidiary has, in the last seven years, terminated its relationship with its accountants or auditors or retained different accountants or auditors.

(d) As used herein, the term “Modified Australian GAAP” means Australian generally accepted accounting principles as set out in the Standards and Interpretations issued by the Australian Accounting Standards Board, as modified by the past practices of the Company specifically set forth on Section 2.6(d) of the Seller Disclosure Schedule, applied on a consistent basis.

Section 2.7 Accounts Receivable. Except as set forth in Section 2.7 of the Seller Disclosure Schedule, the accounts receivable of the Company and its Subsidiaries arose from bona fide transactions in the ordinary course of business, and have been executed on terms consistent with the past practice of the Company and its Subsidiaries. To the Knowledge of Seller, except for the amount of any applicable reserves set forth in the Most Recent Balance Sheets, the accounts receivable of the Company and its Subsidiaries are not subject to any counterclaims or setoffs, and are not otherwise in dispute. No account receivable has been factored, pledged, turned over for collection, or assigned to any Person.

Section 2.8 Fixed Assets. Section 2.8 of the Seller Disclosure Schedule contains a list of all fixtures, furniture, machinery, equipment, vehicles and other tangible assets, other than items of Fixed Assets with an individual book value of less than AUS $10,000 (collectively, “Fixed Assets”), owned by the Company or any Subsidiary and used and useful in the Subject Business, wherever located as of the Closing Date. Since the Most Recent Balance Sheet Date, neither the Company nor any Subsidiary has disposed of any Fixed Assets other than in the ordinary course of business. The Fixed Assets are in good operating condition (ordinary wear and tear excepted), are free from any material defects or malfunctions, and are not in need of any imminent major repairs. Except as set forth in Section 2.8 of the Seller Disclosure Schedule, there has not been any material interruption of the operations of the Company or any Subsidiary due to inadequate maintenance of the Fixed Assets. On the Closing Date, the Company and its Subsidiaries will have: (i) good title to all the Fixed Assets listed as owned, free and clear of any and all Liens other than Permitted Liens and (ii) valid leasehold interests in Fixed Assets leased by the Company or one of its Subsidiaries subject to the terms of such leases.

Section 2.9 No Undisclosed Liabilities. Except as set forth in Section 2.9 of the Seller Disclosure Schedule, neither the Company nor any Subsidiary has any liabilities or obligations, of any nature, known or unknown, asserted or unasserted, accrued, absolute or contingent (“Liabilities”) that are required by Modified Australian GAAP to be reflected in the Financial Statements, except for (a) Liabilities reflected or reserved against in the Financial Statements, (b) Liabilities incurred since the Most Recent Balance Sheet Date in the ordinary course of business, or (c) Liabilities incurred in connection with this Agreement or the transactions contemplated thereby.

Section 2.10 Recent Developments.

(a) Except as set forth in Section 2.10 of the Seller Disclosure Schedule, since the Most Recent Balance Sheet Date, there has been no change, event or circumstance that, individually or in the aggregate with all other changes, events or circumstances, has caused any Material Adverse Effect.

(b) Since the Most Recent Balance Sheet Date, the Company and each Subsidiary: (i) has conducted the Subject Business only in the ordinary course and in substantially the same manner as conducted at the date hereof; (ii) has used its commercially reasonable efforts to preserve its business organization intact and to retain the services of its present officers, key employees and representatives; and (iii) used its commercially reasonable efforts to preserve its relationships with its employees, customers, suppliers and others having business relations with it.

(c) Since the Most Recent Balance Sheet Date, except as set forth in Section 2.10 of the Seller Disclosure Schedule, neither the Company nor any Subsidiary has: (i) authorized the issuance of, issued or permitted any change in, its share capital; (ii) permitted any of its assets to be subjected to any Lien other then Permitted Liens; (iii) sold, transferred or otherwise disposed of any material assets except in the ordinary course of business and consistent with past practice; (iv) made any capital expenditure or commitment therefore in excess of AUS $25,000; (v) except as expressly permitted by Article IV (and as disclosed in Section 4.1 of the Seller Disclosure Schedule), declared or paid any dividend or distribution in respect of its share capital or redeemed or repurchased any shares; (vi) increased its indebtedness for borrowed money except in the ordinary course of business and consistent with past practices; (vii) made any loan to any Person (other than intercompany loans and advances to employees for normal travel and entertainment expenses in a manner consistent with its past practices); (viii) entered into, amended or terminated any material contract to which it is a party except in the ordinary course of business and consistent with past practices; (ix) written off as uncollectible any notes or accounts receivable; (x) granted any increase in the rate of wages, salaries, bonuses or other remuneration of any employees other than in the ordinary course of business and consistent with past practices; (xi) adopted a new Employee Benefit Plan or terminated or amended any existing Employee Benefit Plan; (xii) made any change in any method of accounting or auditing practice; or (xiii) agreed, whether or not in writing, to do any of the foregoing.

Section 2.11 Litigation. Except as set forth in Section 2.11 of the Seller Disclosure Schedule: (a) there is no action, suit, proceeding at law or in equity or any arbitration or administrative or other proceeding pending, or, to the Knowledge of Seller, threatened against the Company or any Subsidiary; and (b) to the Knowledge of Seller, there is no investigation by any Governmental Authority pending or threatened, against or affecting the Company or any Subsidiary.

Section 2.12 Taxes.

(a) As used herein, the term “Tax” or “Taxes” means all income, excise, gross receipts, sales, use, value added tax, GST (as defined below), employment, franchise, profits, gains, property, ad valorem, transfer, use, payroll, intangibles or other taxes, fees, stamp taxes, customs and other duties, charges, levies or assessments of any kind whatsoever (whether payable directly or by withholding), together with any interest and any penalties, additions to tax or additional amounts imposed by any Tax authority with respect thereto.

(b) The Company and each of its Subsidiaries has timely filed (taking into account all extensions of time to file) or been included in all income Tax returns and all material other Tax returns that it was required to file. All of those Tax returns were correct and complete in all material respects.

(c) With the exception of any Tax incurred by reason of Buyer’s election under 338(g) of the Code, all income Taxes and all other material Taxes owed by the Company or any Subsidiary have been paid, and the Company and each Subsidiary has made adequate accrual in its financial statements for all income Taxes and all other material Taxes through the date hereof not yet due and payable and will have made adequate accrual in the Final Balance Sheet for all income Taxes and all other material Taxes through the Closing Date not yet due and payable. The Company and each Subsidiary has withheld and paid all income Taxes and all other material Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder or other third party.

(d) Neither the Company nor any Subsidiary has applied for and obtained any extension of time within which to file any Tax return, which extension is still in effect.

(e) There are no Liens on any of the assets of the Company or any Subsidiary that arose in connection with any failure (or alleged failure) to pay any Tax, except for Permitted Liens. Neither the Company nor any Subsidiary has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency which waiver or extension has not since expired. No issue relating to Taxes has been raised in writing by a taxing authority during any pending audit or examination, and no issue relating to Taxes was raised by a taxing authority in any completed audit or examination, that reasonably can be expected to recur in a later taxable period. To the Knowledge of Seller, there is no material dispute or claim concerning any Tax liability of the Company or any Subsidiary either (i) claimed or raised by any taxing authority in writing or (ii) as to which Seller or any director, officer or employee responsible for Tax matters of the Company has Knowledge. No claim has ever been made by a taxing authority in writing in a jurisdiction where neither the Company nor any Subsidiary files Tax returns that it is or may be subject to taxation by that jurisdiction.

(f) No Subsidiary incorporated or organized in the United States (a “US Subsidiary”) has made any payments, is obligated to make any payments or is a party to any agreement that, in light of the transactions contemplated in this Agreement, could obligate it to make any payments that will not be deductible under section 280G of the Internal Revenue Code of 1986, as amended (the “Code”) or that would give rise to any obligation to indemnify any Person for any excise tax payable pursuant to section 4999 of the Code. No indebtedness of any US Subsidiary consists of “corporate acquisition indebtedness” within the meaning of section 279 of the Code.

(g) Neither the Company nor any Subsidiary has been a party to a consolidated or combined income Tax return. Neither the Company nor any Subsidiary has any liability for the Taxes of any Person under Treasury regulation section 1.1502-6 (or any similar provision of Law), as a transferee or successor, by contract or otherwise.

(h) No US Subsidiary has engaged in any “listed transaction” or “reportable transaction” within the meaning of section 6707A(c) of the Code or Treasury regulation section 1.6011-4(b).

(i) No US Subsidiary has been a “US real property holding corporation” within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

(j) In relation to the Subsidiaries incorporated or organized in the United Kingdom (a “UK Subsidiary”) only:

(i) Each UK Subsidiary has in all material respects complied at all times within the last six (6) years with all statutory requirements, regulations, notices, orders, directions and conditions relating to all relevant Taxes, including the terms of any agreement made with any Tax authority.

(ii) Each UK Subsidiary has obtained, maintained and preserved, for such period as may be required by law, complete, accurate and up to date records as required for all Tax purposes and all necessary records to calculate any Tax liability or relief or to otherwise determine the Tax consequences that would arise on the disposal of or on the realization of each asset owned by it at Closing.

(iii) Each UK Subsidiary is not, nor has it at any time within the last three (3) years been, involved in any dispute with or investigation, audit or discovery by any Tax authority nor, so far as Seller has Knowledge, is such dispute, investigation, audit or discovery pending or threatened.

(iv) Section 2.12(f) of the Seller Disclosure Schedule sets out the details of any group of which any of the UK Subsidiaries has within the last six (6) years been a member for the purposes of UK corporation tax, corporation tax on chargeable gains, stamp duty or stamp duty land tax.

(v) No UK Subsidiary will become liable to pay any Tax under section 179 of the Taxation of Chargeable Gains Act 1992 as a consequence of Closing.

(vi) No Tax authority has agreed to operate any special arrangement (being an arrangement not based on a strict application of the relevant legislation) in relation to the affairs of any UK Subsidiary.

(vii) All clearances and consents obtained by a UK Subsidiary from any Tax authority within the last six (6) years were based on full and accurate disclosure of all the facts and circumstances material to the decision of a Tax authority. Each UK Subsidiary has complied in all material respects with any conditions to which any such consents or clearances are subject and has not taken any action which would alter, prejudice or in any way disturb any such consent or clearance nor, so far as Seller has Knowledge, will anything done pursuant to this Agreement have such an effect.

(viii) Each UK Subsidiary is, for the last six (6) years has been, and will be at Closing resident for Tax purposes in the United Kingdom and is not, has not in the last six (6) years been and will not at Closing be resident for Tax purposes in any other jurisdiction.

(ix) All documents in the possession of each UK Subsidiary or to the production of which they are entitled and which attract stamp or transfer duty in the United Kingdom or elsewhere have been properly stamped.

(x) No UK Subsidiary has entered into any transaction or series of transactions, scheme or arrangement of which the main purpose, or one of the main purposes, was the avoidance or reduction of a Taxation liability or for which there was no commercial purpose.

(xi) No UK Subsidiary has agreed any special method of attributing, accounting or otherwise in relation to any value added tax or any similar sales or turnover tax (“VAT”) with H.M. Revenue & Customs.

(k) Neither the Company nor any Subsidiary shall be required to include in a taxable period ending after the Closing Date taxable income attributable to income that accrued in a prior taxable period but was not recognized in any prior taxable period as a result of the installment method of accounting, the completed contract method of accounting, the long-term contract method of accounting, the cash method of accounting or Section 481 of the Code or any comparable provision of state, local or foreign tax law.

(l) No US Subsidiary has an overall foreign loss within the meaning of Section 904(f) of the Code, and no overall foreign loss will be allocated to Buyer, the Company, any Subsidiary or any of their Affiliates as a result of the transactions contemplated by this Agreement.

(m) In relation to the Company or any Subsidiaries incorporated or organized in Australia (an “Australian Subsidiary”) only:

(i) It has obtained an Australian Business Number.

(ii) It has paid any GST (as defined below) required to be paid to the Australian Tax Office in accordance with its commitments under the GST legislation and has complied with all of its obligations under the GST legislation and other legislation associated with the introduction of the GST. If under or by virtue of any agreement to which the Company or an Australian Subsidiary is a party, any GST is liable to be paid in connection with a taxable supply made by the Company or an Australian Subsidiary, the Company or Australian Subsidiary will be entitled to recover from the party required to pay for the taxable supply an amount so that after meeting any liability to pay GST the Company or Australian Subsidiary retains the same amount as if GST was not payable in connection with the taxable supply. Neither the Company nor any Australian Subsidiary has been a party to or otherwise involved in any transaction to which Division 165 of the A New Tax System (Goods and Services Tax) Act 1999 (Cth) applies. As used herein, the term “GST” means goods and services tax as defined in A New Tax System (Goods and Services Tax) Act 1999.

(iii) It does not have any permanent establishment (as that expression is defined in any relevant Double Taxation Agreement current at the date of this Agreement) outside Australia.

(iv) All documents to which it is a party or may be interested in the enforcement of, and all transfers of any issued shares (other than the transfers of the Shares to Buyer as contemplated by this Agreement), have (if required) been properly stamped under applicable stamp duty legislation.

(v) The Tax losses of the Australian Subsidiary, as disclosed in its most recent lodged corporate income tax return: (A) are available to be offset against future assessable income of such Australian Subsidiary (subject to the application of section 165–13 of the Income Tax Assessment Act 1997 (Cth) (the “1997 Act”) as a result of the transfer of the Shares); and (B) have not been, and not required to be as a result of any transaction, act or omission on or before Closing, reduced as a result of the application of the commercial debt forgiveness rules contained in Schedule 2C of the Income Tax Assessment Act 1936 (Cth) (the “1936 Act”).

(vi) The commercial debt forgiveness rules contained in Schedule 2C of the 1936 Act have not applied in relation to any transaction, act or omission of the Australian Subsidiary occurring or arising on or before Closing.

(vii) It has complied with the provisions of Part 3–6 of the 1997 Act and has maintained records of all franking debits and franking credits which are sufficient for the purposes of that legislation. It has franked to the required amount all dividends paid since the Accounts Date. It has not done anything or been involved in any scheme, arrangement or transaction or series of schemes, arrangements or transactions which, or any part of which, caused or may cause a franking debit to arise in its franking account. This does not apply to anything which is disclosed in any franking account return provided by Seller to Buyer. It has not been party to or otherwise involved in any transaction which caused a franking deficit to arise at the end of the franking year following the Most Recent Balance Sheet Date including, without limitation, by franking a dividend paid after the Most recent Balance Sheet Date.

(viii) It does not have a share capital account that is tainted under Division 197 of the 1997 Act or former Section 160ARDM of the 1936 Act by the transfer of an amount to the share capital account from any of its other accounts.

(ix) Section 160ZZS of the 1936 Act or Division 149 of the 1997 Act have not applied to any asset acquired or deemed to have been acquired by it before 20 September 1985. It has not sought capital gains tax Relief under section 160ZZO of the 1936 Act or Division 126 of the 1997 Act with respect to any asset acquired by it and which is still owned by it.

(x) It has not ever made an interposed entity election pursuant to the trust loss provisions of the 1936 Act.

(xi) It is and has throughout the past six years been resident in Australia for corporation tax purposes.

(xii) It has not been a party to or otherwise involved in any transactions to which Part IVA of the 1936 Act applies. Without limiting the foregoing, it has not been involved in any transaction or series of transactions which, or any part of which, may for any Tax purposes be disregarded or reconstructed by reason of any motive to avoid, reduce or delay a possible liability to Tax.

(xiii) The office of public officer as required by the 1936 Act has always been occupied.

(xiv) It has not done anything which has or would give rise to a liability to Taxation under the Taxation (Unpaid Company Tax) Assessment Act 1982 (Cth), whether or not that liability has been discharged.

(xv) If the Company or any Australian Subsidiary is or has been a member of a Consolidated Group then all resulting Taxation for which the Company or any Australian Subsidiary is liable or for which the Company or any Australian Subsidiary is liable to account, as a result of being or having been a member of a Consolidated Group, has been duly paid or accrued in the Accounts (in so far as such Taxation ought to have been paid or accrued).

(xvi) It has maintained sufficient records to support all returns lodged or filed relating to Taxes and to comply with any relevant Taxation legislation. It maintains and has retained for the period required by law accurate records of all assets to which Part IIIA of the 1936 Act or Parts 3-1 to 3-3 of the 1997 Act apply or have applied. Without limiting the generality of the foregoing, accurate records of all information relating to those assets as was referred to in section 160ZZU of the 1936 Act or is referred to in Division 121 of the 1997 Act.

(xvii) Each application for a ruling, consent or clearance given to a taxation authority on behalf of the Company or any Australian Subsidiary fully and accurately disclosed all facts, circumstances and material necessary for the decisions of the taxation authority in connection with the application. Each ruling, consent or clearance obtained by or on behalf of the Company or any Australian Subsidiary from a Taxation authority in relation to a Taxation issue is valid and effective. Each transaction for which that ruling, consent or clearance has previously been obtained has been carried into effect in accordance with the terms of the application, ruling, consent or clearance. Neither the Company nor any Australian Subsidiary has taken any action which has or might alter or affect any arrangement, agreement or Tax ruling which has previously been negotiated with or obtained from the relevant Government agency under any Tax law.

(xviii) No Tax return, election or notice lodged or filed by the Company or any Australian Subsidiary contains either of the following: a false or misleading statement or omits to refer to a matter which is required to be included or without which the statement is false or misleading; or a material error or a material omission relating to the assessment of a Tax liability of the Company or any Australian Subsidiary.

(xix) All stamp duty and other Tax payable in respect of every agreement, document or transaction to which the Company or any Australian Subsidiary is or has been a party or by which the Company or any Australian Subsidiary derives, or has derived, a substantial benefit has been duly paid.

(n) This Section 2.12 represents the sole and exclusive representation and warranty of Seller regarding Tax matters.

Section 2.13 Compliance with Orders and Laws. Except as set forth in Section 2.13 of the Seller Disclosure Schedule, neither the Company nor any Subsidiary is in material violation of any applicable order, judgment, injunction, award or decree of any Governmental Authority which is binding on Seller, the Company or any Subsidiary. Except as set forth in Section 2.13 of the Seller Disclosure Schedule, neither the Company nor any Subsidiary is in material violation of any federal, state, regional, county, local or foreign law, ordinance, rule, directive, or regulation, or any other requirement of any Governmental Authority applicable to the Subject Business (collectively, “Laws”).

Section 2.14 Intellectual Property.

(a) For the purposes of this Agreement, the following terms have the following meanings:

“Company Intellectual Property” shall mean any Intellectual Property used in the Subject Business.

“Company Products” shall mean the Company’s or any Subsidiary’s point of sale software, hardware and solutions and management systems, as such are marketed as of the date hereof, together with all modifications thereto under development by the Company or any Subsidiary as of the date hereof.

“Company Registered Intellectual Property” shall mean all of the Registered Intellectual Property owned by, or filed in the name of, the Company or any Subsidiary.

“Intellectual Property” shall mean any or all of the following and all statutory or common Law rights throughout the world in, arising out of, or associated with the following: (A) trademarks, trademark rights, trade names, trade name rights, trade dress, and other indications of origin, corporate names, brand names, logos, certification rights, and service marks, including all goodwill associated with all of the foregoing, and all applications, registrations and renewals in connection with all of the foregoing, in any jurisdiction; (B) inventions, discoveries and ideas (whether patentable or unpatentable and whether or not reduced to practice), and all patents, patent rights, applications for patents (including, without limitation, provisional applications and divisions, continuations, continuations-in-part and renewal applications), and any renewals, extensions or reissues thereof, in any jurisdiction; (C) trade secrets, know-how, confidential information, and other proprietary rights and information; (D) all works of authorship, whether copyrightable or not and including software and web site content and graphics, copyrights, mask works, copyright and mask work registrations and applications and renewals in connection therewith, in any jurisdiction, domestic or foreign; (E) Internet domain names; (F) all rights in and to databases and data collections (including knowledge databases, customer lists and customer databases); (G) all rights to enforce any of the foregoing against infringement or misappropriation thereof; and (H) any equivalent rights to any of the foregoing types of intellectual property.

“Registered Intellectual Property” shall mean any and all of the following anywhere in the world: (A) patents and patent applications (including provisional applications); (B) registered trademarks and applications to register trademarks, (including intent-to-use applications); and (C) registered copyrights and applications for copyright registration; and (D) any other Intellectual Property that is the subject of an application, certificate, filing, registration or other document issued, filed with, or recorded by any Governmental Authority.

(b) Section 2.14(b) of the Seller Disclosure Schedule lists as of the date hereof (i) all material items of Company Registered Intellectual Property and specifies, where applicable, the jurisdictions in which each such item of Company Registered Intellectual Property has been issued or registered and (ii) except as set forth in Section 2.11 of the Seller Disclosure Schedule, any litigation, opposition, reexamination, interference proceeding, nullity action, reissue proceeding, cancellation, objection, claim or other equivalent proceeding or action pending, asserted or, to the Knowledge of Seller, threatened with respect to any Company Registered Intellectual Property.

(c) Other than as set forth in the Contracts listed in Section 2.14(c) of the Seller Disclosure Schedule or for moral rights arising under the Australian Copyright Act, no Company Intellectual Property is subject to any provision of any agreement or contract that restricts in any material respect the use, transfer, or licensing thereof by the Company or any Subsidiary.

(d) All necessary registration, maintenance and renewal fees that are due and payable for each material item of Company Registered Intellectual Property have been made and all necessary documents, recordations and certificates in connection with such material items of Company Registered Intellectual Property have been filed with the relevant Governmental Authority for the purposes of prosecuting, maintaining or perfecting such material items of Company Registered Intellectual Property.

(e) Except for the Company Intellectual Property to be transferred before Closing pursuant to Section 5.1(r), the Company or a Subsidiary, as applicable, owns and has good, valid and sole title to each item of Company Intellectual Property owned by it, free and clear of any Liens (subject to any moral rights arising under the Australian Copyright Act).

(f) Neither the Company Intellectual Property nor the operation of the Subject Business as operated prior to Closing infringes or misappropriates the Intellectual Property of any third party or, to the Knowledge of Seller, constitute unfair competition or unfair trade practices under the laws of any jurisdiction. Neither the Company nor any Subsidiary has received written notice from any third party that the Company Intellectual Property or the Subject Business infringes upon or misappropriates the Intellectual Property of any third party or constitutes unfair competition or unfair trade practices under the laws of any jurisdiction.

(g) To the Knowledge of Seller, no Person is infringing or misappropriating any Company Intellectual Property.

(h) The Company Intellectual Property does not include any Publicly Available Software (as defined below) and neither the Company nor any Subsidiary has used Publicly Available Software in whole or in part in the development of any part of the Company Intellectual Property in a manner that subjects the Company Intellectual Property in whole or in part, to all or part of the license obligations of any Publicly Available Software. “Publicly Available Software” means any software (i) that is distributed as free software or open source software (e.g. Linux); or (ii) any software that requires as a condition of use, modification, and/or distribution of such software that such software or other software incorporated into, derived from, or distributed with such software: (x) be disclosed or distributed in source code form; (y) be licensed for the purpose of making derivative works; or (z) be redistributable at no or minimal charge. Publicly Available Software includes software licensed or distributed under any of the following licenses or distribution models similar to any of the following: (A) GNU General Public License (GPL) or Lesser/Library GPL (LGPL); (B) the Mozilla Public License; (C) the Netscape Public License; and (D) the Sun Community Source License (SCSL), the Sun Industry Source License (SISL), and the Apache Server License.

(i) Except as set forth in Section 2.14(i) of the Seller Disclosure Schedule, (i) neither the Company nor any Subsidiary has disclosed any source code to any Person other than to employees of the Company or its Subsidiaries; (ii) the Company and each Subsidiary has at all times used commercially reasonable procedures to protect all confidential information of the Subject Business; (iii) neither the Company nor any Subsidiary has deposited any source code into any source code escrows or similar arrangements; and (iv) each Person who has worked on or participated in the development of any of the Company Intellectual Property has entered into an agreement with the Company or a Subsidiary providing for the exclusive ownership of such Company Intellectual Property by the Company or such Subsidiary (other than ownership rights considered moral rights arising under the Australian Copyright Act). If, as disclosed in the Seller Disclosure Schedule, the Company or a Subsidiary has deposited any source code into source code escrows or similar arrangements, to Seller’s Knowledge, no event has occurred that has or could reasonably form the basis for a release of such source code from such escrows or arrangements.

(j) Section 2.14(j) of the Seller Disclosure Schedule sets forth a list of all Internet domain names used by the Company or any Subsidiary in the Subject Business (collectively, the “Domain Names”). The Company or a Subsidiary has a valid registration and, to the Knowledge of the Seller, all other material rights (free of any material restriction) in and to the Domain Names.

(k) The Company Intellectual Property includes all of the Intellectual Property used or held for use in, and necessary for the conduct of, the Subject Business as conducted by the Company and its Subsidiaries as of the date of this Agreement.

(l) Except as described in Section 2.14(l) of the Seller Disclosure Schedule, each Company Product sold, leased or delivered, or service provided, by the Company or any Subsidiary has been in material conformity with all applicable contractual commitments and all express and implied warranties. Neither the Company nor any Subsidiary has, as of the date of this Agreement, any liability for replacement or repair thereof or other damages in connection therewith (other than liabilities for claims with an individual amount of less than US $500 and an aggregate amount of less than US $25,000). No Company Product sold, leased or delivered, or service provided, by the Company or any Subsidiary is subject to any guaranty, warranty or other indemnity beyond the applicable standard terms, conditions of sale or lease or as may be imposed by Law. Copies of the standard terms and conditions of sale or lease for the Company’s and each Subsidiary’s products and services (containing applicable guaranty, warranty, and indemnity provisions) have been provided to Buyer.

(m) All end users of software licensed by the Company (whether on a stand-alone basis or as part of a Company Product and whether acquired directly from the Company or indirectly through a reseller or distributor) have entered into an agreement with the Company in the form contained in Section 2.14(m) of the Seller Disclosure Schedule.

Section 2.15 Privacy and Security Commitments. Except as set forth on Section 2.15 of the Seller Disclosure Schedule, with respect to all privacy and security commitments for personally identifiable information or payment card information associated with the Company’s or any Subsidiary’s customers (including the Australian Privacy Act and other applicable Laws, agreements, terms and conditions, privacy policies, and privacy certification license agreements applicable to such information) (the “Commitments”): (i) the Company and each Subsidiary is in material compliance with the Commitments; (ii) neither the Company nor any Subsidiary has received written inquiries from the Federal Trade Commission or any other Governmental Authority regarding the Commitments; (iii) the Commitments have not been rejected by any applicable certification organization which has reviewed such Commitments or to which any such Commitments have been submitted; (iv) no applicable certification organization has provided written notice to the Company that such organization has found the Company or any Subsidiary to be out of compliance with such Commitments; (v) electronic mail distribution lists have been scrubbed prior to the date hereof to remove email addresses associated with individuals who have opted out of receiving commercial electronic mail messages; and (vi) to the Knowledge of the Seller, there have been no security breaches with respect to any of its products or related data resulting in unauthorized access to or acquisition of such information.

Section 2.16 Contracts. Section 2.16 of the Seller Disclosure Schedule contains a complete and accurate list of all of the following contracts and other agreements (whether written or oral) which are material to the conduct of the Subject Business as presently conducted to which the Company or any Subsidiary is a party (the “Contracts”):

(a) contracts and other agreements between the Company or a Subsidiary, on the one hand, and Seller, any current officer or director of the Company or any Subsidiary or any of their respective affiliates, on the other hand, and any contracts or agreements of which Seller has Knowledge between the Company or any Subsidiary and any former officer or director of the Company or any Subsidiary or any of their respective affiliates;

(b) any contract or agreement to which the Company or any Subsidiary is a party and pursuant to which (i) the Company or any Subsidiary has granted a license (including any sublicense) under Company Intellectual Property to any third Person, or any option with respect thereto (other than non disclosure agreements and non exclusive licenses of the Company Products to end users, in each case pursuant to any agreement that has been entered into in the ordinary course of business) or (ii) any third Person has granted a license (including any sublicense) to the Company or any Subsidiary under any Company Intellectual Property (excluding generally commercially available software in executable code form that is available for a cost of not more than AUS $10,000 for a perpetual license for a single user or work station);

(c) contracts and other agreements for the sale of any of its assets or properties other than in the ordinary course of business or for the grant to any Person of any preferential rights to purchase any of its assets or properties;

(d) joint venture and partnership agreements;

(e) contracts or other agreements under which the Company or any Subsidiary agrees to indemnify any party or to share Tax liability of any party;

(f) contracts or other agreements of guaranty or relating to matters of suretyship to which the Company or any Subsidiary is a party or by which its assets or properties are subject or bound;

(g) agreements, orders, or commitments for the purchase of services, materials, supplies, or products from any one supplier for an annual amount in excess of AUS $100,000;

(h) agreements, orders, or commitments for the sale of products or services for more than AUS $100,000 annually to any single purchaser;

(i) contracts and other agreements with distributors or resellers;

(j) contracts and other agreements containing obligations or liabilities of any kind to holders of any securities of the Company or any Subsidiary (including, without limitation, any obligation to register securities under any federal or state securities Laws);

(k) contracts and other agreements containing covenants of the Company or any Subsidiary not to compete in any line of business or with any Person in any geographical area or covenants of any other Person not to compete with the Company in any line of business or in any geographical area;

(l) contracts and other agreements relating to the acquisition by the Company or any Subsidiary of all or substantially all the assets of any operating business or a majority of the capital stock or other controlling interest of any other Person;

(m) contracts and other agreements requiring the payment to any Person of a royalty, override or similar commission or fee, other than contracts and other agreements in the ordinary course of business with sales or similar personnel engaged by the Company or any Subsidiary;

(n) contracts and other agreements relating to the borrowing of money by the Company or any Subsidiary or subjecting any assets or properties of the Company or any Subsidiary to voluntary Liens;

(o) agreements for capital expenditures in excess of AUS $25,000 for any single project;

(p) employment or consulting agreements;

(q) powers of attorney;

(r) leases of real property;

(s) agreements or commitments of the Seller to share all or any portion of the Purchase Price with employees of the Company; or

(t) contracts, agreements or commitments (including without limitation leases of personal property) that involve payment or receipt of more than AUS $100,000 in any single year, or that are otherwise material and were not entered into in the ordinary course of business.

There have been delivered or made available to Buyer true and complete copies of all of the written Contracts and any material oral Contracts are fully described in Section 2.16 of the Seller Disclosure Schedule. All of such Contracts are valid and binding upon the Company or its Subsidiary, as applicable, in accordance with their terms, except to the extent such enforceability may be limited by applicable bankruptcy, insolvency, moratorium or similar Laws affecting the enforcement of creditors’ rights generally and subject to general principles of equity. The Company or its Subsidiary, as applicable, has performed in all material respects all contractual obligations required to be performed by it to date and is not in material default under any such Contract and has not taken any action (other than the execution of this Agreement) which constitutes, or with notice or lapse of time or both would constitute, a material default under such Contracts. To the Knowledge of Seller, no other party to any such Contract is in material default in the performance of its obligations thereunder or has taken any action which constitutes, or with notice or lapse of time or both would constitute, a material breach thereof.

Section 2.17 Inventory. All inventories of raw materials, work-in-process, finished goods, products under research and development, demonstration equipment, office and other supplies, parts, packaging materials and other accessories related thereto which are held at, or are in transit from or to, any Company or Subsidiary location, or located at customers’ premises on consignment, in each case, which are used or held for use by Company or any Subsidiary, including any of the foregoing purchased subject to any conditional sales or title retention agreement in favor of any other Person, together with all rights of Company or any Subsidiary against suppliers of such inventories (the “Inventory”), consists of a quality and quantity usable and salable in the ordinary course of business consistent with past practice, subject to normal and customary allowances in the industry for damage and outdated items and reasonable wear and tear. None of the items included in the Inventory are held by Company or any Subsidiary on consignment from other Persons.

Section 2.18 Real Property.

(a) Section 2.18 of the Seller Disclosure Schedule contains a true and complete list of each parcel of real property owned in whole or in part by the Company or any Subsidiary (each, a “Parcel”). With respect to each Parcel, Section 2.18 of the Disclosure Schedule also discloses the record owner(s) thereof, and a brief narrative description of the improvements located thereon and the current use hereof.

(b) Except as disclosed in Section 2.18 of the Seller Disclosure Schedule, with respect to each Parcel, the Company has good title to its interest thereto, free and clear of all Liens other than Permitted Liens.

(c) No Condemnation (as defined below) or similar proceeding has been commenced and is continuing with respect to all or any portion of any Parcel or for the relocation of roadways providing access to any Parcel. No Governmental Authority has commenced and is continuing and, to Seller’s Knowledge, no Governmental Authority is

contemplating commencement or continuation of Condemnation or similar proceedings, with respect to all or any portion of any Parcel nor has any Governmental Authority designated any portion of any Parcel for Condemnation or other similar proceeding. As used herein, “Condemnation” shall mean a temporary or permanent taking by any Governmental Authority as the result or in lieu or in anticipation of the exercise of the right of condemnation or eminent domain, of all or any part of any Parcel.

(d) There are no enacted or, to the Knowledge of the Seller, approved, pending or proposed special or other assessments, levies or recapture rights for public improvements against any Parcel, nor is the Company or any Subsidiary contemplating any improvements to any Parcel that may result in such special or other assessments or levies.

(e) No improvement to any Parcel is located in an area identified by a Governmental Authority as a special flood hazard area.

(f) All improvements located on any Parcel are in good condition, order and repair, ordinary wear and tear excepted. To the Knowledge of the Seller, there exists no material structural or other defects or damages in any improvements located on any Parcel, whether latent or otherwise. All of the improvements which were included in determining the appraised value of any Parcel, to the extent constructed, lie wholly within the boundaries and building restriction lines of the Parcel, and no improvements on adjoining properties encroach upon any Parcel, and no easements or other encumbrances affecting any Parcel encroach upon any of the improvements, in each case so as to materially and adversely affect the value or use of the Parcel.

(g) Each Parcel has adequate rights of access to dedicated public ways (and makes no material use of any means of access, ingress or egress that is not pursuant to such dedicated public ways or recorded irrevocable rights-of-way or easements) and is served by water, electric, sewer, sanitary sewer and storm drain facilities. All roads necessary for the full utilization of the Parcel for its current purpose have been completed and are either part of the Parcel (by way of deed, easement or ground lease) or dedicated to public use and accepted by all Governmental Authorities.

Section 2.19 US Employee Benefit Plans.

(a) Section 2.19(a) of the Seller Disclosure Schedule sets forth a true and complete list of each U.S. Benefit Plan, specifically indicating which of such plans are Company Sponsored Plans and which of such plans are PEO Sponsored Plans.

(b) Neither the Company nor any ERISA Affiliate (as defined herein) maintains, contributes to, or has any liability or potential liability with respect to any (i) plan subject to Title IV of ERISA, (ii) multiple employer plan, including any multiple employer welfare arrangement (as defined in Section 3(40) of ERISA), (iii) voluntary employees’ beneficiary association (within the meaning of Section 501(c)(9) of the Code), or (iv) welfare benefit fund (within the meaning of Section 419 of the Code). “ERISA Affiliate” means any entity or organization that constitutes or has constituted all or part of a controlled group or has been or is under common control with, or whose employees were or are treated as employed by, the Company, any Subsidiary and/or any predecessor of any of them, under Section 414 of the Code, and the regulations thereunder.

(c) With respect to each U.S. Benefit Plan, Seller has delivered (or caused to be delivered) to Buyer (i) current, accurate and complete copies of the contracts, plan documents and, to the extent applicable, trust agreements, recordkeeping service agreements and insurance contracts for each such U.S. Benefit Plan and in the case of any material U.S. Benefit Plan that is not in written form, an accurate description of all material aspects of that U.S. Benefit Plan; (ii) copies of the most recent Internal Revenue Service determination letter (including copies of any outstanding requests for determination letters) or opinion letter with respect to each such U.S. Benefit Plan which is an employee pension benefit plan (as such term is defined in Section 3(2) of ERISA) intended to qualify under Section 401(a) of the Code; (iii) in the case of any U.S. Benefit Plan that includes a “cash or deferred arrangement” as defined in Section 401(k)(2) of the Code, summaries of the non-discrimination testing results for that U.S. Benefit Plan for the three most recent plan years; and (iv) in the case of any U.S. Benefit Plan subject to reporting and disclosure requirements of ERISA, copies of the three most recent Forms 5500 annual report and accompanying schedules, the most recent actuarial report (to the extent applicable), and the most recent summary plan descriptions and any summaries of material modifications thereto.

(d) With respect to each Company Sponsored Plan and, to Seller’s Knowledge, with respect to each PEO Sponsored Plan: (i) each has been administered in compliance with its terms and with all applicable Laws in all material respects, including, but not limited to, ERISA and the Code; (ii) no actions, suits, claims or disputes are pending, or to Seller’s Knowledge, threatened except for routine claims for benefits; (iii) no audits, inquiries, reviews, proceedings, claims, or demands are pending with any Governmental Authority; (iv) all premiums, contributions, reimbursements or other payments required to have been made by Law or under the terms of such plan or any agreement relating thereto as of the Closing Date have been timely made or, if applicable, accrued on the Final Balance Sheet to the extent required by Section 1.4; (v) all material reports, returns and similar documents required to be filed with any Governmental Authority or distributed to any plan participant have been duly and timely filed or distributed; and (vi) no non-exempt “prohibited transaction” has occurred within the meaning of the applicable provisions of ERISA or the Code.

(e) To the Seller’s Knowledge, each U.S. Benefit Plan that is intended to qualify under Section 401(a) of the Code is so qualified and no event has occurred relating to such plan that would adversely affect such qualification. Each Company Sponsored Plan and, to Seller’s Knowledge, each PEO Sponsored Plan, in either case that is a “nonqualified deferred compensation plan” as described in Section 409A of the Code has been operated and maintained in “good faith” compliance with Section 409A of the Code and the applicable IRS guidance thereunder.

(f) None of the Company and its Subsidiaries is obligated under any employee welfare benefit plan as described in Section 3(1) of ERISA (“Welfare Plan”) to provide medical or death benefits with respect to any employee or former employee of any of the Company and its Subsidiaries or its predecessors after termination of employment, except as required under Section 4980B of the Code or Part 6 of Title I of ERISA or other applicable Law (“COBRA”); and (ii) the Company and its Subsidiaries have complied in all material respects with COBRA, and any applicable state laws regarding the continuation of benefits.

(g) The Company and its Subsidiaries are not, and will not be, obligated to pay separation, severance or other termination benefits or change of control benefits to any individual as a result of any transaction contemplated by this Agreement, nor will the transaction accelerate the time of payment or vesting, or increase the amount, of any benefit or other compensation due to any individual.

(h) No act or omission has occurred with respect to any Company Sponsored Plan or, to Seller’s Knowledge, any PEO Sponsored Plan, in either case which could cause the material loss of its qualification or exemption, increase the cost of any such plan, or result in the imposition of any liability, lien, penalty, or tax. Each U.S. Benefit Plan can be terminated at any time without material liability to the Company or any ERISA Affiliate.

(i) The Company and each Subsidiary have classified all individuals who perform services for them correctly under each Company Sponsored Plan and, to Seller’s Knowledge, under each PEO Sponsored Plan, ERISA, the Code and other applicable Law as common law employees, independent contractors, or leased employees.

(j) Definitions:

1. “Company Sponsored Plan” means any Employee Benefit Plan sponsored, maintained, participated in or contributed to or required to be contributed to by the Company or any Subsidiary for the benefit of employees or independent contractors, or with respect to which the Company or any Subsidiary has any actual or contingent liability.

2. “Employee Benefit Plan” means (A) any plan, fund, program, policy, agreement, arrangement or scheme, whether written or oral, maintained, or required to be maintained, pursuant to which compensation or benefits are provided for services rendered to the Company or any Subsidiary by employees, former employees, directors, former directors, managers, officers, consultants, independent contractors, contingent workers or leased employees or the dependents of any of them (whether written or oral), and (B) any employee benefit plans (as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), as determined without regard to whether such plan, program, or policy is subject to ERISA).

3. “PEO Sponsored Plan” means each Employee Benefit Plan providing benefits or compensation to any individual who provides or provided services to the Company or any Subsidiary (a “PEO Employee”) pursuant to a professional employer organization (“PEO”) service agreement (such plans being hereinafter referred to as “PEO Sponsored Plans.”

4. “U.S. Benefit Plan” means any Employee Benefit Plan that (i) is established or maintained within the United States primarily for benefit of employees of the Company or any Subsidiary residing within the United States and (ii) is subject to or governed by the Law of the United States or any State or Territory within the United States.

(k) This Section 2.19 contains the only representations regarding Employee Benefit Plans or Welfare Plans in the United States, and does not apply to any similar or other plans outside the United States.

Section 2.20 Foreign Employee Benefit Plans.

(a) Section 2.20(a) of the Seller Disclosure Schedule sets forth each Foreign Benefit Plan and any other material agreement, program or arrangement which provides similar benefits to employees currently sponsored, maintained or contributed to by the Company or any Subsidiary, or with respect to which the Company or any Subsidiary has or may have any actual or contingent liability (including any such liabilities under any terminated plan or arrangement), but excluding any applicable statutory social security plans operated under public law, statute or regulation and any applicable industry-wide plans in the relevant jurisdiction. Section 2.20(a) of the Seller Disclosure Schedule specifically sets forth which Foreign Benefit Plans are Company Sponsored Plans and which Foreign Benefit Plans are PEO Sponsored Plans.

(b) With respect to each Foreign Benefit Plan, Seller has made available (or caused to be made available) current, accurate and complete copies of the governing documents for each such Foreign Benefit Plan, and in the case of any Foreign Benefit Plan that is not in written form, an accurate description of all material aspects of that Foreign Benefit Plan.

(c) With respect to each Foreign Benefit Plan that is a Company Sponsored Plan and, to Seller’s Knowledge, with respect to each Foreign Benefit Plan that is a PEO Sponsored Plan, all premiums, contributions, or other payments required to have been made by Law or under the terms of any Foreign Benefit Plan or any written or oral agreement relating thereto as of the Closing Date have been made or, if applicable, accrued on the Final Balance Sheet to the extent required by Section 1.4.

(d) Other than as described in the Seller Disclosure Schedule, since the date of the Most Recent Balance Sheet, no proposal has been announced and no agreement has been made to establish any other arrangement for providing employee benefits for or in respect of any non-US employees of the Company or any Subsidiary.

(e) As used herein, the term “Foreign Benefit Plan” means any Employee Benefit Plan that (i) is established or maintained outside of the United States primarily for benefit of employees of the Company or any Subsidiary residing outside the United States and (ii) is subject to or governed by the Law of any jurisdiction other than the United States or any State or Territory of the United States.

(f) This Section 2.20 represents the sole and exclusive representation by Seller regarding employee benefit matters outside of the United States.

Section 2.21 Labor Matters.

(a) Neither the Company nor any Subsidiary is a party to any Australian Workplace Agreement, collective or enterprise bargaining or workplace agreement, other labor union contract or arrangement (whether registered or not), other than awards of industrial tribunals, applicable to the employees of the Subject Business. The Company and its Subsidiaries have complied in all material respects with any Australian industrial award (whether Federal or State) covering their employees.

(b) Except as set forth in Section 2.11 of the Seller Disclosure Schedule, there is no charge, proceeding, action, complaint or claim (including pay, dismissal and discrimination claims) pending against the Company or any of its Subsidiaries or to the Knowledge of Seller, threatened against the Company, any Subsidiary or (solely with respect to the Company’s and its Subsidiaries’ employees) any PEO relating to the alleged violation of any contract of employment or Law pertaining to labor relations or employment or employee discrimination matters, including any charge or complaint filed by an employee or union with the National Labor Relations Board, the U.S. Equal Employment Opportunity Commission, the Australian Industrial Relations Commission, any Australian State Industrial Relations Commission, the Australian Workplace Ombudsman, any Australian State or Territory Anti-Discrimination or Equal Opportunity Board or Commission or any comparable governmental authority.

(c) Section 2.21(c) of the Seller Disclosure Schedule contains a list of all employees, PEO Employees, officers and directors of the Company or any Subsidiary as of December 3, 2007, and to the extent applicable, such individuals’ position, commencement month and year, current base salary and country of employment.

(d) Except as set forth in Section 2.13 of the Seller Disclosure Schedule, none of the Company’s or its Subsidiaries’ current procedures, policies and practices with respect to employee matters, including, without limitation, those relating to the hiring and termination of employees, are in material violation of any applicable Laws.

Section 2.22 Insurance. Section 2.22 of the Seller Disclosure Schedule contains a complete and accurate list (specifying the insurer agent, the policy number or covering note number with respect to binders and the amount of any deductible, describing each pending claim thereunder, setting forth the aggregate amounts paid out under each such policy during the stated claim period and the aggregate limit, if any, of the insurer’s liability thereunder) of all policies or binders of fire, liability, product liability, worker’s compensation, automobile, bonds, unemployment and other material insurance held by or on behalf of the Company or any Subsidiary. The Company or its Subsidiary, as applicable, has paid all premiums due thereon and is not in material default with respect to any provision contained in any such policy or binder. Except for claims set forth in Section 2.22 of the Seller Disclosure Schedule, there are no outstanding unpaid claims under any such policy or binder. Neither the Company nor any Subsidiary has received any written notice of cancellation or non-renewal of any such policy or binder. Except as disclosed in Section 2.22 of the Seller Disclosure Schedule, none of the policies listed in Section 2.22 of the Seller Disclosure Schedule provides that premiums paid in respect of the periods prior to the Closing Date may be adjusted or recomputed based on claims-paying experience of such policies or otherwise.

Section 2.23 Governmental Permits. The Company and its Subsidiaries possess all material governmental permits, licenses, orders and other governmental authorizations and approvals required to permit them to carry on the Subject Business as presently conducted (collectively, the “Permits”). All material Australian Permits are set forth or described in Section 2.23 of the Seller Disclosure Schedule, are in the name of the Company or its Subsidiary, as applicable, and are in full force and effect, and no proceeding is pending or, to the Knowledge of Seller, threatened, to revoke, modify, suspend or terminate any such Permit.

Section 2.24 Transactions with Affiliated Parties. Except as set forth in Section 2.24 of the Seller Disclosure Schedule, none of the Company, Seller, any Subsidiary or, to the Knowledge of Seller, any of their respective directors, officers or employees: (a) has any ownership interest, directly or indirectly, in any competitor, supplier or customer of the Company or any Subsidiary; (b) has any outstanding loan or receivable in either event to or from the Company or any Subsidiary (other than reimbursement of employees for legitimate business expenses incurred in the ordinary course of business); or (c) is a party to or has any interest in any contract or agreement with the Company or any Subsidiary.

Section 2.25 Sufficiency of Assets. The sale of the Shares by the Seller to the Buyer pursuant to this Agreement will effectively convey to Buyer the entire Subject Business and all of the tangible and intangible assets used by the Company or any Subsidiary in connection with the conduct of the Subject Business.

Section 2.26 Environmental Matters. Neither the Company nor any Subsidiary has ever generated, transported, used, stored, treated, disposed of, or managed any Pollutant; to the Knowledge of Seller, no Pollutant has ever been spilled, released, or disposed of by the Company, any Subsidiary or any other party at any site presently or formerly owned, operated, leased or used by the Company or any Subsidiary, or, to the Knowledge of Seller, has ever come to be located in the soil or groundwater at any such site; no Pollutant has ever been transported by or at the direction of the Company or any Subsidiary from any site presently or formerly owned, operated, leased, or used by the Company or any Subsidiary for treatment, storage, or disposal at any other place; and to the Knowledge of Seller, no Lien other than Permitted Liens has ever been imposed by any Governmental Authority on any property, facility, machinery, or equipment owned, operated, leased, or used by the Company or any Subsidiary in connection with the presence of any Pollutant. As used herein, the term “Pollutant” means any substance, the use, transport, storage or disposal of which is prohibited, regulated or otherwise controlled under any Law.

Section 2.27 Superannuation. The Company and its Subsidiaries have, where relevant, provided at least the prescribed minimum level of superannuation support for each of their employees so as not to incur a superannuation guarantee charge liability under the Superannuation Guarantee (Administration) Act 1992 (Cth). There are no outstanding or unpaid contributions due to the Superannuation Funds from the Company or any Subsidiary. Neither the Company nor any Subsidiary contribute to Superannuation Funds under which their employees have an entitlement to defined benefits. As used herein, the term “Superannuation Funds” means any or all of the superannuation funds into which the Company or any Subsidiary makes contributions (or is required to make contributions) on behalf of any employees.

Section 2.28 Broker’s or Finder’s Fees. No agent, broker, Person or firm acting on behalf of Seller or the Company is, or will be, entitled to any commission or broker’s or finder’s fees from any of the parties hereto, or from any Person controlling, controlled by or under common control with any of the parties hereto, in connection with any of the transactions contemplated herein.

Section 2.29 No Other Representations and Warranties. Except for the representations and warranties contained in this Article II (as modified by the Seller Disclosure Schedule), neither Seller, the Company, any Subsidiary or any other Person makes any other express or implied representation or warranty with respect to the Company, its Subsidiaries or the transactions contemplated by this Agreement, and the Company and Seller each disclaim any other representation or warranty, whether made by Seller, the Company or any of their respective affiliates, officers, directors, employees, agents or representatives. The disclosure of any matter or item in any schedule hereto shall not be deemed to constitute an acknowledgement that any such matter is required to be disclosed.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF BUYER

Buyer makes the following representations and warranties to Seller and the Company, each of which is true and correct on the date hereof, shall be unaffected by any investigation made by Seller or the Company prior to the date hereof and shall survive the Closing as provided herein.

Section 3.1 Existence and Good Standing of Buyer. Buyer is a corporation duly incorporated and validly existing under the Laws of the State of Georgia, USA.

Section 3.2 Authority of Buyer. Buyer has all requisite corporate power and authority to execute and deliver this Agreement and the other agreements required to be executed and delivered by it hereunder (this Agreement and such other agreements being hereinafter called the “Buyer’s Documents”) and to carry out the transactions contemplated hereby and thereby. This Agreement has been, and each other Buyer’s Documents will be at or prior to Closing, duly and validly executed and delivered by Buyer. This Agreement is, and the other Buyer’s Documents, when executed, will be, valid and binding agreements of Buyer, enforceable against Buyer in accordance with their respective terms.

Section 3.3 Broker’s or Finder’s Fees. No agent, broker, Person or firm acting on behalf of Buyer is, or will be, entitled to any commission or broker’s or finder’s fees from any of the parties hereto, or from any Person controlling, controlled by or under common control with any of the parties hereto, in connection with any of the transactions contemplated herein.

Section 3.4 Approvals of Third Parties. No consent, authorization or approval of, or declaration, filing or registration with, any Governmental Authority, or any consent, authorization or approval of any other third party, is necessary in order to enable Buyer to enter into and perform its obligations under Buyer’s Documents, and neither the execution and delivery of Buyer’s Documents nor the consummation of the transactions contemplated thereby will:

(a) conflict with, require any consent under, result in the violation of, or constitute a breach of any provision of the organizational documents of Buyer;

(b) conflict with or result in the breach or violation of any writ, judgment, order, injunction, decree or award of any Governmental Authority binding on Buyer; or

(c) constitute a violation by Buyer of any Law of any jurisdiction.

Section 3.5 Litigation. There are no legal proceedings pending or, to the knowledge of Buyer, threatened that are reasonably likely to prohibit or restrain the ability of Buyer to enter into this Agreement or consummate the transactions contemplated hereby.

Section 3.6 Investment Intention. Buyer is acquiring the Shares for its own account, for investment purposes only and not with a view to the distribution (as such term is used in Section 2(11) of the Securities Act of 1933, as amended (the “Securities Act”)) thereof. Buyer understands that the Shares have not been registered under the Securities Act and cannot be sold unless subsequently registered under the Securities Act or an exemption from such registration is available.

Section 3.7 Condition of Business. Buyer acknowledges that, except for the representations and warranties contained in this Agreement: (a) Buyer is acquiring the Shares and the Subject Business on a “where is” and, as to condition, “as-is” basis; (b) none of the Company, Seller or any of their respective affiliates has made any representation or warranty, express or implied, as to the accuracy or completeness of any information regarding the Company or any of the Subsidiaries; (c) any projections provided by the Company or any Subsidiary are for illustrative purposes only and do not form the basis of any liability; and (d) Buyer has conducted to its satisfaction its own independent investigation of the Subject Business and, in making its determination to proceed with the transactions contemplated by this Agreement, Buyer has relied on the results of its own independent investigation.

ARTICLE IV

COVENANTS

Section 4.1 Operation of the Subject Business. From the date hereof to the earlier to occur of the Closing Date or the termination of this Agreement pursuant to Article VIII hereof, Seller shall cause the Company and its Subsidiaries to, except as set forth in Section 4.1 of the Seller Disclosure Schedule or otherwise consented to in writing by Buyer (such consent not to be unreasonably withheld or delayed): (a) conduct the Subject Business only in the ordinary course and in substantially the same manner as conducted at the date hereof, (b) use their commercially reasonable efforts to preserve their business organization intact and to retain the services of their present officers, key employees and representatives, (c) use their commercially reasonable efforts to preserve their relationships with their employees, customers, suppliers and others having business relations with them, (d) comply with all Laws applicable to them in the conduct of the Subject Business, (e) refrain from authorizing the issuance of, issuing or permitting any change in, their share capital, (f) refrain from permitting any of their assets to be subjected to any Lien other than Permitted Liens, (g) refrain from selling, transferring or otherwise disposing of any material assets, except in the ordinary course of business and consistent with past practices, (h) refrain from making any capital expenditure or commitment therefor in excess of AUS $25,000, (i) refrain from declaring or paying any dividend or distribution in respect of their share capital or redeeming or repurchasing any shares, (j) refrain from increasing their indebtedness for borrowed money except in the ordinary course of business and consistent with past practices, (k) refrain from making any loan to any Person (other than intercompany loans and advances to employees for normal travel and entertainment expenses in a manner consistent with the Company’s or its Subsidiaries’ past practices), (l) refrain from entering into, amending or terminating any material contract, agreement or license to which the Company or any Subsidiary is a party except in the ordinary course of business and consistent with past practices, (m) refrain from writing off as uncollectible any notes or accounts receivable (except as may be required by applicable Law), (n) refrain from granting any increase in the rate of wages, salaries, bonuses or other remuneration of any employees, except for increases to non-executive employees in the ordinary course of business and consistent with past practices, (o) refrain from adopting a new Employee Benefit Plan or terminating or amending any existing Employee Benefit Plan (except as may be required by applicable Law), (p) refrain from making any change in any method of accounting or auditing practice (except as may be required by applicable Law), (q) refrain from billing or invoicing its customers for (i) services to be rendered after the time of billing or invoicing or (ii) products to be delivered after the time of billing or invoicing, in each case other than in the ordinary course of business and consistent with past practice, or (r) refrain from agreeing, whether or not in writing, to do any of the foregoing.

Section 4.2 Exclusive Dealing. During the period from the date of this Agreement until the earlier to occur of the date of termination of this Agreement or the Closing Date, neither Seller nor the Company shall directly or indirectly solicit, entertain or engage in discussions or negotiations with, or provide any information to, any Person or group, other than Buyer, concerning the merger or combination of the Company or any Subsidiary with any other Person, the purchase and sale of all or substantially all of the assets and properties of the Company or any Subsidiary, the purchase and sale of the issued shares of the Company or any Subsidiary or any transaction similar to the foregoing involving the Company, any Subsidiary or Seller (in any such case, an “Acquisition Transaction”). Seller and Company shall notify Buyer in writing as soon as reasonably practicable following Seller or Company becoming aware of the receipt by either of them or any of their respective representatives of any inquiry, proposal, offer or bid (including the terms thereof and the identity of the Person making such inquiry, proposal, offer or bid) in respect of any Acquisition Transaction.

Section 4.3 Examinations and Investigations. Buyer shall be entitled, through its employees and representatives, including, without limitation, Buyer’s counsel and accountants, to make such investigation of the assets, properties, business and operations of the Company and its Subsidiaries, and such examination of the books, records and financial condition of the Company and its Subsidiaries as Buyer may deem reasonably necessary. Any such investigation and examination shall be conducted during business hours, upon reasonable notice and, if such investigation shall be conducted at the Company’s premises, only at such times and in such manner as approved by the Company. Seller and the Company shall furnish to the representatives of Buyer during such period all such information and copies of such documents concerning the affairs of the Company and its Subsidiaries as such representatives may reasonably request and, so long as it is not disruptive to the Subject Business, shall cause their respective officers, employees, consultants, agents, accountants and attorneys to cooperate fully with such representatives in connection with such review, investigation and examination (in any case, subject to any rights of privilege or confidentiality). Any information about the Company obtained by Buyer and its employees and representatives shall be subject to the Mutual Non-Disclosure Agreement, dated July 30, 2007 between Buyer and the Company and the confidentiality provisions of that certain Letter, dated September 21, 2007, by and among Seller, the Company and Buyer. No investigation or examination by Buyer on or prior to the date hereof shall diminish or obviate any of the representations, warranties, covenants or agreements of Seller under this Agreement.

Section 4.4 Consents; Cooperation. Each party shall use all reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things reasonably necessary, proper or advisable under applicable Laws, and to cooperate with each other as is reasonably required for such purpose, to consummate and make effective the transactions contemplated by this Agreement. In furtherance of and without limiting the foregoing: (i) Buyer will use commercially reasonable efforts to consummate any financing necessary to fulfill its obligations hereunder; and (ii) Company, Buyer and Seller will use their commercially reasonable efforts and cooperate with each other prior to Closing to obtain all required consents, permits, waivers, designations and approvals of Governmental Authorities and other third parties; provided, however, that no party will be required to pay or commit to pay any amount to (or incur any liability or obligation inuring to the benefit of) a Person from whom or which a consent may be required or otherwise enter into or modify any agreement with such Person that involves any cost, liability or obligation.

Section 4.5 Access to Employees. Buyer shall be granted, through those employees of Buyer reasonably acceptable to Seller, access to the employees of the Company and its Subsidiaries for the purposes of screening or interviewing such employees, conducting meetings for the purpose of advising such employees with respect to the terms and conditions of employment with the Company or its Subsidiary after the Closing or for other employment related purposes. Any such access or meetings shall be conducted at reasonable times and under reasonable circumstances, and Seller and the Company shall reasonably cooperate with respect to such access and meetings. Buyer shall give the Company prior notice of and the opportunity to be present at any meetings between Buyer and any of the Company’s or any Subsidiary’s employees.

Section 4.6 Tax Returns.

(a) Seller shall have the exclusive authority and obligation on behalf of the Company and its Subsidiaries to prepare, execute and timely file, or cause to be prepared, executed and timely filed, all Tax returns with respect to periods ending on or before the Closing Date. Such Tax returns shall be prepared in a manner consistent with the past practices of the Company and its Subsidiaries unless such past practice has been finally determined by the applicable taxing authority to be incorrect or unless a contrary treatment is required by applicable Law or the judicial or administrative interpretation thereof. Seller shall permit Buyer to review and comment on each such Tax return described in the preceding sentence prior to filing. Seller will not amend, and will not permit the Company or any Subsidiary to amend, any of the Company’s or any Subsidiary’s Tax returns after the date hereof without Buyer’s written consent (such consent not to be unreasonably withheld). To the extent Seller is required to modify any Tax returns to accommodate any election under Section 338(g) of the Code (as requested by Buyer), Buyer agrees to be responsible for, and waive any claims against Seller for, any increased Liability arising out of such election.

(b) Except as provided in Section 4.6(a), Buyer shall have the exclusive authority and obligation to prepare and timely file, or cause to be prepared and timely filed, all Tax returns of or relating to the Company or any Subsidiary required to be filed after the Closing Date. Any Tax Return to be prepared and filed for a taxable period beginning before the Closing Date and ending after the Closing Date shall be prepared on a basis consistent with the last previous similar Tax return, unless otherwise required by applicable Law. Buyer shall permit Seller to review and comment on each such Tax return described in the preceding sentence prior to filing. Buyer will not amend, and will not permit the Company or any Subsidiary to amend, any of the Company’s or any Subsidiary’s Tax returns that relate to any pre-Closing taxable period without Seller’s written consent (such consent not to be unreasonably withheld).

Section 4.7 Assistance and Cooperation on Tax Matters.

(a) Buyer and Seller and their respective Affiliates shall cooperate in the preparation of all Tax returns for any Tax periods for which any of them could reasonably require the assistance of the other in obtaining any necessary information.

(b) Buyer and Seller and their respective Affiliates shall make their respective employees and facilities available during normal business hours on a mutually convenient basis to explain any documents or information provided hereunder.

Section 4.8 Tax Audits.

(a) Seller shall have the sole and exclusive right, at its own expense, to control any audit or examination by any Taxing Authority (“Tax Audit”), initiate any claim for refund, contest, resolve and defend against any assessment, notice of deficiency, or other adjustment or proposed adjustment relating to any and all Taxes for any taxable period ending on or before the Closing Date.

(b) Except as provided in Section 4.8(a), Buyer shall have the sole and exclusive right, at its own expense, to control any other Tax Audit, initiate any other claim for refund, and contest, resolve and defend against any other assessment, notice of deficiency, or other adjustment or proposed adjustment relating to Taxes.

Section 4.9 Transfer Taxes. All transfer, documentary, stamp, registration and such other Taxes, and all conveyance fees, recording charges and other fees and charges (“Transfer Taxes”) (including any penalties and interest) incurred in connection with the consummation of the transactions contemplated by this agreement shall be borne by Buyer.

Section 4.10 Collection of Accounts Receivable.

(a) Buyer acknowledges that the Company will, prior to Closing, declare a dividend comprised of (i) cash (including proceeds from repayment of a loan from the Company to Quest Resources Australia Pty Ltd.) and (ii) all of the Company’s accounts receivable as in existence immediately prior to Closing (the “Distributed Receivables”). Within three (3) Business Days after the Closing, Seller will deliver a schedule of Distributed Receivables to Buyer that sets forth, with respect to each account receivable, the invoice number and the dollar amount thereof. Buyer agrees that, from and after Closing, as the Company receives payments from customers relating to the Distributed Receivables, the Company shall receive all such payments in trust for the Seller and Buyer shall cause the Company to promptly remit the same in kind to Seller. To the extent that Buyer receives a payment for an account receivable of the Company after the Closing Date which can be specifically identified to a particular invoice, such payment shall be allocated to that particular invoice. If a payment cannot be specifically identified to a particular invoice, the Buyer shall then contact the customer to determine in good faith how the payment should be applied.

(b) Following the Closing Date: (i) Buyer shall not compromise or otherwise negotiate an adjustment with respect to any Distributed Receivable without the prior written consent of Seller; and (ii) Buyer shall use the same efforts to collect Distributed Receivables on behalf of the Seller as Buyer uses to collect accounts receivable on its own behalf. Except as provided in the preceding sentence, Buyer shall have no obligation to Seller with respect to Distributed Receivables. Seller acknowledges that Buyer has not guaranteed the collection of all or any portion of the Distributed Receivables. Under no circumstances shall Seller contact any customer of the Company or take any action against any customer of the Company with respect to the Distributed Receivables, institute a lawsuit or initiate any other legal proceeding to collect any Distributed Receivables without Buyer’s prior written consent.

Section 4.11 Termination of 401(k) Plan. Seller shall cause the Company or applicable Subsidiary to take all action required to terminate participation in the Paychex Business Solutions 401(k) Retirement Savings Plan (the “Paychex 401(k) Plan”) effective no later than the day before the Closing Date.

ARTICLE V

CLOSING CONDITIONS

Section 5.1 Conditions Precedent to Obligations of Buyer. The obligation of Buyer to enter into and complete the transactions contemplated hereby are subject, at its option, to the fulfillment on or prior to the Closing Date of the following conditions, any one or more of which may be waived by it only in writing:

(a) The representations and warranties of Seller contained in this Agreement, to the extent qualified by materiality or Material Adverse Effect, shall be true and, to the extent not qualified by materiality or Material Adverse Effect, shall be true in all material respects, in each case, on and as of the Closing Date with the same force and effect as though made on and as of the Closing Date (except to the extent such representations and warranties relate to an earlier date, in which case such representations and warranties shall be true to the extent qualified by materiality or Material Adverse Effect, and shall be true in all material respects to the extent not qualified by materiality or Material Adverse Effect, in each case, on and as of such earlier date).

(b) Seller and the Company shall have performed and complied in all material respects with all covenants and agreements required by this Agreement to be performed or complied with by either of them on or prior to the Closing Date.

(c) Seller shall deliver to Buyer a closing certificate signed by an executive officer of the Company and Seller, dated the Closing Date, confirming the matters referred to in Sections 5.1(a) and 5.1(b).

(d) There shall not be in effect any order of a Governmental Authority of competent jurisdiction restraining, enjoining or otherwise prohibiting the consummation of the transactions contemplated hereby.

(e) All Permits and approvals from any Governmental Authority required for the lawful consummation of the Closing and the continued operation of the Subject Business by Buyer after Closing shall have been obtained.

(f) The consents, Permits, waivers, approvals and notices set forth in Section 5.1(f) of the Seller Disclosure Schedule shall have been obtained.

(g) All members of the Board of Directors and officers of the Company or any Subsidiary shall have tendered their resignations from such positions effective as of the Closing Date.

(h) Seller shall have procured a meeting of the directors of the Company at which the directors: (A) appoint Buyer’s designee(s) as director(s) and, if applicable, company secretary; (B) accept the resignations of the existing directors and company secretary; (C) approves the transfer of the Shares to Buyer; and (D) if required, authorizes changes to the bank signatories.

(i) Seller shall have delivered to Buyer all company registers and records.

(j) Seller shall have delivered all such certified resolutions, certificates, documents or instruments with respect to the Company’s existence and authority as Buyer’s counsel may have reasonably requested prior to the Closing Date.

(k) Tim Stollznow shall have entered into an employment agreement (the “Employment Agreement”) with Buyer, substantially in the form of Exhibit C attached hereto.

(l) Seller and the Escrow Agent shall have executed the Escrow Deed.

(m) Buyer shall have obtained sufficient financing to consummate the acquisition of the Shares and the other transactions contemplated herein.

(n) Seller shall deliver to Buyer the signed opinion of U.S. counsel to the Company, dated the Closing Date, substantially in the form of Exhibit D attached hereto.

(o) Quest Resources Australia Pty Ltd and Quest Retail Technology Inc. (“Quest US”) shall have entered into a written lease agreement for the residential property currently used by Quest US in Denver, Colorado, which lease agreement shall be in form and substance reasonably satisfactory to Buyer.

(p) Seller shall deliver to Buyer the signed organizational documents for Quest US, which organizational documents shall be in form and substance reasonably satisfactory to Buyer.

(q) Each of the existing directors of Quest US shall have delivered to Buyer signed Statements under Treasury Regulation § 1.897-2 and Notices under Treasury Regulation § 1.897-2(h)(2) in form and substance mutually satisfactory to the parties.

(r) The domain names www.quest.com.au and www.questpos.com shall have been registered in the name of the Company or a Subsidiary.

(s) Seller shall have provided to Buyer resolutions of the applicable Board of Directors and confirmation from Paychex Business Solutions, Inc. (“Paychex”) that the Company or applicable Subsidiary has ceased or will cease participation in the Paychex 401(k) Plan effective no later than the day before the Closing Date.

(t) Buyer shall have received written confirmation from an individual who has the authority to bind Paychex that Paychex will not terminate the Client Services Agreement dated July 5, 2007, as a result of the transaction described herein, and that Buyer could continue the PEO arrangement with Paychex on similar terms (other than with respect to participation in the Paychex 401(k) Plan) for a period of time after the Closing Date.

(u) Each of Christian Brown and Mark Richardson shall have signed the Company’s standard form of HR Policy acknowledgment.

(v) The Company shall have adopted a written privacy policy that complies with Australian Law.

Section 5.2 Conditions Precedent to Obligation of Seller and the Company. The obligation of Seller and the Company to enter into and complete the transactions contemplated hereby is subject, at their option, to the fulfillment on or prior to the Closing Date of the following conditions, any one or more of which may be waived by the Company only in writing:

(a) The representations and warranties of Buyer contained in this Agreement, to the extent qualified by materiality or Material Adverse Effect, shall be true and, to the extent not qualified by materiality or Material Adverse Effect, shall be true in all material respects, in each case, on and as of the Closing Date with the same force and effect as though made on and as of the Closing Date.

(b) Buyer shall have performed and complied in all material respects (other than the covenant set forth in Section 1.3, which Buyer shall have performed in all respects) with all covenants and agreements required by this Agreement to be performed or complied with by Buyer on or prior to the Closing Date.

(c) Buyer shall deliver to Seller a closing certificate signed by an executive officer of Buyer, dated the Closing Date, confirming the matters referred to in Sections 5.2(a) and 5.2(b).

(d) There shall not be in effect any order of a Governmental Authority of competent jurisdiction restraining, enjoining or otherwise prohibiting the consummation of the transactions contemplated hereby.

(e) Buyer shall have delivered all such certified resolutions, certificates, documents or instruments with respect to Buyer’s corporate existence and authority as counsel to Seller and the Company may have reasonably requested prior to the Closing Date.

(f) Buyer shall have executed the Escrow Deed.

(g) Buyer shall have executed the Employment Agreement.

(h) Buyer shall have delivered to Company consents from those individuals to be appointed director and company secretary, consenting to the appointment of such individuals to such offices.

ARTICLE VI

SURVIVAL OF REPRESENTATIONS AND WARRANTIES; INDEMNIFICATION

Section 6.1 Survival of Representations and Warranties. All of the representations and warranties of Seller contained in Article II of this Agreement shall survive the Closing until the date which is eighteen (18) months after the Closing Date, except that (a) the representations and warranties contained in Sections 2.1, 2.2, 2.12, 2.19 and 2.20 and the indemnification set forth in Section 6.2 of the Seller Disclosure Schedule shall survive until the later of the date which is eighteen (18) months after the Closing Date and the expiration of the applicable statutes of limitations, and (b) the representations and warranties contained in Section 2.4 shall survive indefinitely. The representations and warranties of Buyer contained in Article III of this Agreement shall survive the Closing until the date which is eighteen (18) months after the Closing Date. Notwithstanding the foregoing, any representation or warranty that would otherwise terminate in accordance with this Section 6.1 will continue to survive if a Notice of Claim shall have been timely given under Section 6.4 on or prior to such termination date, until the related claim for indemnification has been satisfied or otherwise resolved. There is no time limitation on any claim for or resulting from fraud other than any applicable statute of limitations.

Section 6.2 Indemnity Agreement of Seller . Subject to the other provisions of this Article VI, after the Closing, Seller shall defend, indemnify and hold harmless Buyer, the

Company, any present or future affiliate of Buyer and their respective directors, officers, employees, agents, representative, successors and assigns (collectively, the “Buyer Indemnified Parties”) from and against any and all claims, payments, obligations, recoveries, deficiencies, fines, penalties, interest, assessments, actions, Liens, causes of action, suits, proceedings, judgments, losses, damages, liabilities, costs, and expenses of any nature, kind or character (collectively “Claims”) asserted against, imposed upon or incurred by any one or more of Buyer Indemnified Parties by reason of, resulting from, arising out of or based upon:

(a) any breach of any representation or warranty on the part of Seller contained herein or in any certificate furnished or to be furnished by Seller or Company pursuant to this Agreement (calculated without regard to any materiality or Material Adverse Effect qualifications contained in any such representations and warranties);

(b) any breach or non-fulfillment of any covenant or agreement on the part of Seller or the Company contained herein; or

(c) any matter set forth in Section 6.2 of the Seller Disclosure Schedule (subject to the conditions set forth therein).

Section 6.3 Indemnity Agreement of Buyer. After the Closing, Buyer shall defend, indemnify and hold harmless Seller, his affiliates and their respective agents, successors, representatives and assigns (collectively, the “Seller Indemnified Parties”) from and against any and all Claims asserted against, imposed upon or incurred by any one or more of Seller Indemnified Parties by reason of, resulting from, arising out of or based upon: (a) any breach of any representation and warranty on the part of Buyer contained herein or in any certificate furnished or to be furnished by Buyer pursuant to this Agreement; or (b) any breach or non-fulfillment of any covenant or agreement on the part of Buyer contained herein.

Section 6.4 Indemnification Procedure.

(a) Upon obtaining knowledge thereof, the party to be indemnified hereunder (the “Indemnified Party”) shall promptly notify the indemnifying party hereunder (the “Indemnifying Party”) in writing of any Claim which the Indemnified Party has determined has given or could give rise to a Claim for which indemnification rights are granted hereunder (such written notice referred to as the “Notice of Claim”); provided, that, the failure by the Indemnified Party to provide the Notice of Claim with reasonable promptness shall only relieve the Indemnifying Party of its indemnification obligations hereunder if and to the extent that the Indemnifying Party’s ability to defend has been actually and materially prejudiced by such failure. The Notice of Claim shall specify, in all reasonable detail, the nature and estimated amount of any such Claim giving rise to a right of indemnification.

(b) With respect to any matter set forth in a Notice of Claim relating to a third party Claim, subject to the following sentence, the Indemnifying Party may compromise or defend, at the Indemnifying Party’s own expense, and by the Indemnifying Party’s own counsel, any such matter involving the asserted liability of the Indemnified Party; provided, however, that no compromise or settlement thereof may be effected by the Indemnifying Party without the Indemnified Party’s consent (which shall in any event not be unreasonably withheld or delayed)

unless (i) there is no finding or admission of any violation of Law by the Indemnified Party or any violation of the rights of any Person by the Indemnified Party, (ii) there is no effect on any other Claims that may be made against the Indemnified Party, and (iii) the sole relief provided is monetary damages that are paid in full by the Indemnifying Party. Notwithstanding the foregoing, if the Indemnifying Party elects not to compromise or defend such matter, then the Indemnified Party, at its expense and its own counsel, may defend such matter (without compromising its rights to indemnification pursuant to this Article VI). The Indemnifying Party shall have no liability with respect to any such matter, the defense of which is compromised without the Indemnifying Party’s consent (unless such consent was unreasonably withheld or delayed). In any event, the Indemnified Party, the Indemnifying Party and the Indemnifying Party’s counsel (and, if applicable, the Indemnified Party’s counsel) shall cooperate in good faith in the compromise of, or the defense against, any such asserted liability. If the Indemnifying Party chooses to defend any Claim, the Indemnified Party shall be entitled, at the Indemnified Party’s expense, to participate in such defense and shall make available to the Indemnifying Party any books, records, or other documents within its control that are reasonably necessary or appropriate for such defense.

Section 6.5 No Liability or Contribution by Company. Seller shall not have any right of indemnification or contribution against the Company on account of any Claims against him, and Seller hereby irrevocably waives any such rights that he may have, whether under the Company’s articles of association, by contract or otherwise.

Section 6.6 Limitations on Indemnification.

(a) No Buyer Indemnified Party shall have the right to indemnification under this Article VI unless and until the aggregate amount of any and all Claims made by Buyer Indemnified Parties under this Agreement exceeds AUS $609,000 (the “Deductible”), at which time Buyer Indemnified Parties shall be entitled to the amount by which all Claims exceed the Deductible; provided, that, this subsection (a) shall not apply to (i) the representations and warranties contained in Sections 2.1, 2.2, 2.4, 2.12 and 2.14; (ii) Claims arising under Section 6.2(b) or in connection with any matter set forth in Section 6.2 of the Seller Disclosure Schedule; (iii) any adjustment to the Purchase Price pursuant to Section 1.4; and (iv) Claims for fraud.

(b) Subject to the next sentence and Section 6.7, Buyer’s sole recourse against Seller shall be limited to the then-remaining balance of the Escrow Amount (the “Indemnification Cap”). Notwithstanding the limitations set forth in this Section 6.6(b), the Indemnification Cap shall not apply to (i) the representations and warranties contained in Sections 2.1, 2.2, 2.4, 2.12, 2.19 and 2.20; (ii) Claims arising in connection with any matter set forth in Section 6.2 of the Seller Disclosure Schedule; and (iii) Claims for fraud.

(c) Buyer shall not make any Claim under this Article VI in respect of: (i) any matter that is taken into account in the calculation of any adjustment to the Purchase Price pursuant to Section 1.4 above; or (ii) any Liability incurred as a result of any Code Section 338 election requested by Buyer.

(d) All Claims by Indemnified Parties for losses hereunder shall be made net of any insurance proceeds actually recovered by the party claiming such indemnification;

provided that, this subsection (d) shall not be construed to require any party to obtain any insurance coverage or to use anything other than commercially reasonable efforts to collect insurance proceeds under any existing insurance coverage. Notwithstanding the foregoing, no Indemnified Party will be required to pursue a recovery from an insurer in the event that the Indemnified Party determines in its reasonable judgment that the pursuit of proceeds under such coverage would likely result in such Indemnified Party being unable to obtain or maintain similar insurance coverage at commercially reasonable rates as a result of its seeking such proceeds.

(e) Payments by an Indemnifying Party pursuant to this Article VI shall be (i) limited to the amount of any Claim after deducting therefrom any income Tax benefit to the Indemnified Party or any affiliate thereof resulting from such Claim; and (ii) increased to take account of any income Tax detriment incurred by the Indemnified Party arising from receipt or accrual of indemnity payments. For purposes of this Section 6.6(e), an income Tax benefit or income Tax detriment will be considered to be recognized by the Indemnified Party or any affiliate in the Tax period in which an actual income Tax benefit or income Tax detriment occurs. The amount of the income Tax benefit or income Tax detriment shall be determined by (x) using the actual federal and state income Tax rates applicable to the Indemnified Party and its affiliates, on a with and without basis after any deductions, credits, allowances or other income Tax attributes reportable with respect to a payment hereunder and (y) taking into account the effect, if any and to the extent then determinable, of timing differences resulting from the acceleration or deferral of items of income, gain, deduction or loss resulting from such payment and the underlying Claim. At such time as an Indemnified Party makes a request for indemnification, the Indemnified Party shall provide the Indemnifying Party with a detailed schedule that sets forth the amounts and anticipated Tax years in which any income Tax benefits or detriments are likely to be recognized (based on the current experience and reasonable judgment of the Indemnified Party) and, based on current federal and state income Tax rates, the resulting estimated income Tax benefits or detriments. The present value of the estimated income Tax benefits and detriments then shall be determined by discounting each Tax year’s estimated income Tax benefit or detriment using a discount rate equal to the current prime lending rate as published in the Wall Street Journal three (3) Business Days prior to the payment. The indemnity payment shall be increased or decreased so that the payment equals the present value of the net after-Tax benefit or detriment to the Indemnified Party. If there is a dispute regarding the income Tax benefit or detriment (including its discount to present value), Buyer and Seller shall negotiate in good faith to resolve such dispute. If, after a period of thirty (30) days of negotiations, such dispute remains unresolved, Buyer and Seller will jointly engage an international accounting firm mutually satisfactory to Buyer and Seller, or if they cannot agree, an independent accounting firm of 200 or more accountants chosen by lot, with each of Buyer and Seller jointly having the right to select two of such firms, which cannot be the auditor or tax accountant for either Buyer or the Company, and to strike one such firm chosen by the other party (the “Independent Tax Accountant”), to resolve such dispute in accordance with this Agreement, and the decision of the Independent Tax Accountant shall be final and binding on the parties hereto. All fees and expenses of the Independent Tax Accountant incurred in connection with such resolution shall be shared equally between Buyer and Seller.

Section 6.7 Exclusive Remedy. Except in the event of fraud, the remedies provided in this Article VI shall be the sole and exclusive remedies of Buyer Indemnified Parties and Seller Indemnified Parties from and after the Closing in connection with any breach of representation or warranty or breach or non-fulfillment, partial or total, of any covenant or agreement contained in this Agreement; provided, that, nothing contained herein shall prevent any party from seeking equitable remedies (including specific performance or injunctive relief) in connection therewith.

Section 6.8 Adjustment to Purchase Price. Any payments made pursuant to this Article VI shall be deemed, and treated as, an adjustment to the Purchase Price.

ARTICLE VII

TERMINATION OF AGREEMENT; RISK OF LOSS

Section 7.1 Termination. This Agreement may be terminated prior to the Closing as follows:

(a) at the election of Seller, if any one or more of the conditions to Seller’s obligations to close has not been fulfilled as of January 31, 2008 or if the condition to Buyer’s obligation to close set forth in Section 5.1(m) has not been fulfilled as of January 31, 2008; provided that neither Seller or the Company is in material default under this Agreement;

(b) at the election of Buyer, in the event of any breach by Seller or Company of Section 4.2;

(c) at the election of Buyer, if any one or more of the conditions to its obligations to close has not been fulfilled as of January 31, 2008; provided that Buyer is not in material default under this Agreement;

(d) at the election of Seller or Buyer, if any legal proceeding is commenced or threatened by any Governmental Authority directed against the consummation of the Closing or any other transaction contemplated under this Agreement and Seller, the Company or Buyer, as the case may be, reasonably and in good faith deem it impractical or inadvisable to proceed in view of such legal proceeding or threat thereof; or

(e) at any time on or prior to the Closing Date, by mutual written consent of the parties hereto.

Section 7.2 Survival; Termination Fee.

(a) If this Agreement is terminated pursuant to Section 7.1 above, this Agreement shall become void and of no further force and effect, except for the provisions of Sections 2.26 and 3.3 (relating to indemnification of broker’s or finder’s fees), Sections 7.2(b) and 7.2(c) (relating to the payment of a termination fee), Section 9.1 (relating to publicity) and Section 9.4 (relating to expenses), and none of the parties hereto shall have any liability in respect of such termination; provided, however, that nothing contained herein shall relieve any party of liability to the extent that such termination results from the breach of any of the representations, warranties, covenants or agreements of such party under this Agreement

(b) If this Agreement is terminated by Buyer pursuant to Section 7.1(b), then Seller shall pay to Buyer, as liquidated damages and not as a penalty, a nonrefundable fee in the amount of $1,000,000. All payments made pursuant to this Section shall be made within two business days after termination of this Agreement by wire transfer of same day funds to an account designated in writing by Buyer. The parties acknowledge that the agreements contained in this Section 7.2(b) are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the parties would not have entered into this Agreement; accordingly, if Seller fails to promptly pay any amounts due pursuant to this Section 7.2(b) to Buyer, and in order to obtain such payment Buyer commences a suit which results in a judgment against Seller for payment of all or a portion of a termination fee, then Seller shall pay to Buyer its reasonable costs and expenses (including its reasonable attorneys’ fees) incurred in connection with such suit.

(c) If this Agreement is terminated by Buyer pursuant to Section 7.1(c) or Seller pursuant to 7.1(a), in either case solely due to the failure of the condition in Section 5.1(m) to be met, then Buyer shall pay to Seller, as liquidated damages and not as a penalty, a nonrefundable fee in the amount of $1,000,000. All payments made pursuant to this Section shall be made within two business days after termination of this Agreement by wire transfer of same day funds to an account designated in writing by Seller. The parties acknowledge that the agreements contained in this Section 7.2(c) are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the parties would not have entered into this Agreement; accordingly, if Buyer fails to promptly pay any amounts due pursuant to this Section 7.2(c) to Seller, and in order to obtain such payment Seller commences a suit which results in a judgment against Buyer for payment of all or a portion of a termination fee, then Buyer shall pay to Seller its reasonable costs and expenses (including its reasonable attorneys’ fees) incurred in connection with such suit.

Section 7.3 Risk of Loss. Seller assumes all risk of condemnation, destruction or loss or other casualty to the assets or properties of the Company and its Subsidiaries or any other asset or property used or held for use in the conduct of the Subject Business from the date hereof until the Closing and, accordingly, Seller shall receive any insurance or other proceeds from such loss or other casualty.

ARTICLE VIII

RESTRICTIVE COVENANTS

Section 8.1 Restrictive Covenants. Recognizing Buyer’s need to protect the goodwill of the Subject Business being purchased and to induce Buyer to purchase the Subject Business and the Shares, Seller covenants and agrees with Buyer that, if the transactions contemplated hereby are closed, he will not directly or indirectly (including through an affiliate), for the Restraint Period (as defined below):

(a) within the Restraint Area (as defined below), engage in, render services to, be employed by or have any financial or other interest (whether as a sole proprietor, partner, stockholder, investor, director, officer, employee or otherwise) in any business engaged in the development, license, marketing or sale of point of sale software, hardware or solutions or management systems for the hospitality and retail industries in competition with the Company or any Subsidiary (a “Competing Business”); provided, that, Seller shall not be deemed in breach of this Section 8.1(a) for his passive ownership of up to five percent (5%) of the equity securities of a publicly-traded company;

(b) solicit, divert, or take away or attempt to solicit, divert or take away from Buyer, for the benefit of any other Person, any customer of Buyer that was a customer of the Company or any Subsidiary as of the Closing Date or at anytime within two (2) years prior to the Closing Date; or

(c) solicit for hire (whether as an employee or independent contractor) any employee or full-time independent contractor of the Subject Business, or encourage any such employee or full-time independent contractor to terminate his or her relationship with the Subject Business.

As used herein, the term “Restraint Area” means the Commonwealth of Australia, the United Kingdom and the United States; provided, that, if that is not enforceable, it shall mean: (i) the following States of Australia: New South Wales, Victoria, Queensland, Western Australia and South Australia; (ii) the following States/Commonwealths of the United States: California, Texas, New York, Florida, Illinois, Pennsylvania, Ohio, Michigan, Georgia, North Carolina, New Jersey, Virginia, Massachusetts, Washington, Indiana, Arizona, Tennessee, Missouri, Maryland, Wisconsin, Alabama, Minnesota, Colorado, South Carolina, Louisiana, Kentucky, Oregon, Oklahoma and Connecticut; and (iii) the following Counties in England: Greater London, Greater Manchester, West Midlands and West Yorkshire.

As used herein, the term “Restraint Period” means: (i) the period of five (5) years following the Closing Date; (ii) but if that is not enforceable, the period of four (4) years following the Closing Date; (iii) but if that is not enforceable, the period of three (3) years following the Closing Date; (iv) but if that is not enforceable, the period of two (2) years following the Closing Date; (v) but if that is not enforceable, the period of one (1) year following the Closing Date.

Section 8.2 Protection of Confidential Information. Recognizing Buyer’s need to protect the goodwill of the Subject Business being purchased and to induce Buyer to purchase the Subject Business and the Shares, Seller covenants and agrees with Buyer that, if the transactions contemplated hereby are closed, he will not disclose or use or otherwise exploit for his own benefit, for the benefit of any other Person, or for the benefit of any Competing Business, or to harm or damage Buyer or the Subject Business, any Confidential Information (as hereinafter defined). The covenant contained in this Section 8.2 shall survive for a period of five (5) years following the Closing Date provided, however, that with respect to those items of Confidential Information which constitute trade secrets under applicable law, the obligations of confidentiality and nondisclosure as set forth in this Section 8.2 shall continue to survive after said five-year period to the greatest extent permitted by applicable law. The rights of Buyer contained in this Section 9.2 are in addition to those rights Buyer has under the common law or applicable statutes for the protection of trade secrets.

As used herein, the term “Confidential Information” shall mean and include all information, data and know-how of the Company or any Subsidiary used or useful in the Subject Business and not generally known by a Competing Business (whether or not constituting a trade secret), including, without limitation, technical or non-technical data, formulas, patterns, compilations, mechanical and electrical designs, programs, applets, subroutines, libraries, objects and classes of objects, devices, methods, techniques, drawings, processes, financial data, financial plans, product plans, or a list of actual or potential customers or suppliers. Confidential Information shall not include any data or information that has been voluntarily disclosed to the public by Buyer or any agent thereof (except where such public disclosure has been made without authorization).

Section 8.3 Remedies. Seller acknowledges that irreparable loss and injury would result to Buyer or the Subject Business upon any breach of any of the covenants contained in Section 8.1 or 8.2 and that damages arising out of such breach would be difficult to ascertain. Seller agrees that, in addition to all the remedies provided at law or at equity Buyer may petition and seek from a court of law or equity, without bond, both temporary and permanent injunctive relief to prevent a breach by Seller of any such covenant.

Section 8.4 Blue-Penciling. If any court determines that any one or more of the restrictive covenants contained in Sections 8.1 or 8.2, or any part thereof, is unenforceable because of the duration of such provision or the territory covered thereby, such court shall have the power to reduce the duration or territory of such provisions, and, in its reduced form, such provisions shall then be enforceable and shall be enforced.

ARTICLE IX

MISCELLANEOUS

Section 9.1 Publicity. Except as otherwise required by Law, none of the parties hereto shall issue any press release or make any other public statement, in each case, relating to, in connection with or arising out of this Agreement or the matters contained herein, without obtaining the prior written approval of both the Company and Buyer as to the contents and manner of presentation and publication thereof.

Section 9.2 Knowledge. Seller shall be deemed to have “Knowledge” of a particular fact or matter if any of Seller, Tim Stollznow, Jason Brown or Martin Goodrich (i) is actually aware of such particular fact or matter, or (ii) would have obtained knowledge of such particular fact or matter in the course of conducting a reasonable inquiry.

Section 9.3 Expenses. Except as otherwise specifically provided in Sections 4.9 or 7.2 or elsewhere in this Agreement, Buyer, on the one hand, and Seller, on the other hand, shall pay their own expenses, including the fees and disbursements of their respective counsel in connection with the negotiation, preparation and execution of this Agreement and the consummation of the transactions contemplated hereby. Except as set forth in this Section 9.3, following the Closing, in no event shall Buyer or the Company be responsible for any portion of such expenses incurred by Seller or the Company with respect to this Agreement and the consummation of the transactions contemplated hereby.

Section 9.4 Waivers and Consents. All waivers and consents given hereunder shall be in writing. No waiver by any party hereto of any breach or anticipated breach of any provision hereof by any other party shall be deemed a waiver of any other contemporaneous, preceding or succeeding breach or anticipated breach, whether or not similar, on the part of the same or any other party.

Section 9.5 Notices. All notices and other communications hereunder shall be in writing and shall be deemed to have been given only if and when (a) personally delivered, or (b) seven (7) Business Days after mailing, postage prepaid, by certified mail return receipt requested, or (c) when delivered (and receipted for) by an overnight delivery service, or (d) one (1) Business Day after delivery by facsimile machine or other means of instantaneous communication provided such communication is sent to or obtained by the intended recipient who is listed in this Section 9.5 promptly confirmed by personal delivery, mail or an overnight delivery service as provided above, addressed in each case as follows:

If to Seller and Company to:

Mr. David George Brown

c/o Martin Goodrich & Associates Pty Ltd

Suite 4, 431 Burke Road, Glen Iris, 3146

Melbourne, Australia

and

Quest Retail Technology Pty Ltd

37-39 Walsh Street

Thebarton, South Australia

Australia 5031

Telecopy: +61-8-8234-1711

with a copy in like manner to:

Deacons

RACV Tower

485 Bourke Street

Melbourne VIC 3000

Australia

Attn: Richard Lewis, Esq.

Telecopy: +61-3-8686-6505

with a copy in like manner to:

Nelson Mullins Riley & Scarborough LLP

201 W. 17th Street, Suite 1700

Atlanta, Georgia 30363

Attn: Michael E. Hollingsworth II, Esq.

Telecopy: 404.322.6321

If to Buyer to:

Radiant Systems, Inc.

3925 Brookside Parkway

Alpharetta, Georgia 30022

Attn: Mark Haidet

Telecopy: 770-360-7627

with a copy in like manner to:

DLA Piper US LLP

1201 West Peachtree Street, Suite 2800

Atlanta, Georgia 30309

Attn: Richard G. Greenstein, Esq.

Telecopy: 404.682.7816

Each party may change its address for the giving of notices and communications to it, and/or copies thereof, by written notice to the other parties in conformity with the foregoing.

Section 9.6 No Third Party Beneficiaries. This Agreement is not intended to benefit, confer rights upon or be enforceable by any third Person (including any employee of the Company) except the parties, and their respective successors and permitted assigns and any other Buyer Indemnified Parties or Seller Indemnified Parties.

Section 9.7 Headings. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

Section 9.8 Governing Law; Consent to Jurisdiction.

(a) The interpretation and construction of this Agreement, and all matters relating hereto, shall be governed by the internal Laws of the State of Georgia, USA, without giving effect to the principles of conflict of Laws.

(b) Seller agrees that any legal suit, action or proceeding arising out of or based upon this Agreement or Seller’s Documents shall be instituted in any Federal court in Fulton County, State of Georgia, USA (or, if such courts do not have jurisdiction, as determined by the plaintiff, in any state court in Fulton County, State of Georgia, USA), and irrevocably submits to and accepts the jurisdiction of such courts in any such proceeding. Seller hereby irrevocably waives (to the extent it lawfully may do so), any objection which it may now or hereafter have to the laying of the venue of any such proceeding brought in such a court and any claim that any such proceeding brought in such a court has been brought in an inconvenient forum.

Section 9.9 Parties in Interest. After the date of this Agreement, but prior to Closing, Buyer may transfer and assign this Agreement and its rights hereunder to any affiliate of Buyer without the consent of Seller; provided, that, as a condition thereto: (a) Buyer shall remain obligated for all covenants, agreements and obligations of Buyer contained herein; and (b) Buyer must guarantee in writing the payment obligations of its assignee. After the Closing Date, Buyer may transfer and assign this Agreement and its rights hereunder to any purchaser of the stock of Buyer, or any purchaser of or other successor to the business or all or substantially all of the assets of Buyer. Except as expressly stated above, this Agreement may not be transferred, assigned, pledged or hypothecated by any party hereto, other than with the consent of all other parties hereto and shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns.

Section 9.10 Counterparts. This Agreement may be executed in two or more counterparts (including by way of electronic transmission), all of which taken together shall constitute one instrument.

Section 9.11 Entire Agreement. This Agreement, including the other documents referred to in Section 4.4 and Article V and otherwise referred to herein which form a part hereof, contains the entire understanding of the parties hereto with respect to the subject matter contained herein and therein.

Section 9.12 Amendments. This Agreement may not be changed orally, but only by an agreement in writing signed by the parties hereto.

Section 9.13 Severability. In case any provision in this Agreement shall be held invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions hereof will not in any way be affected or impaired thereby.

Section 9.14 Attorneys’ Fees. If any legal proceeding is brought for the enforcement of this Agreement, or because of an alleged breach, default or misrepresentation in connection with any provision of this Agreement or other dispute concerning this Agreement, the successful or prevailing party shall be entitled to recover reasonable attorneys’ fees and other costs incurred in that proceeding, in addition to any other relief to which it may be entitled.

Section 9.15 Interpretation. Should any provision of this Agreement require judicial or arbitral interpretation, it is agreed that the court or arbitrator(s) interpreting or construing the same shall not apply the presumption that the terms of any such provision shall be more strictly construed against one party or the other by reason of the rule of construction that a document is to be construed most strictly against the party who itself or through its agent prepared the same, it being agreed that the agents of all parties have participated in the preparation of this Agreement.

Section 9.16 Rules of Construction. Words in the singular shall be held to include the plural and vice versa. Words of one gender shall be held to include the other genders as the context requires. The terms “hereof”, “herein”, “hereunder”, “hereto” and “herewith” and words of similar import shall, unless otherwise stated, be construed to refer to this Agreement and not to any particular provision of this Agreement. All Article, Section and Exhibit references are to the Articles, Sections and Exhibits to this Agreement unless otherwise specified. The word “including” and words of similar import when used in this Agreement shall mean “including, without limitation” unless otherwise specified. The word “or” shall not be exclusive. All references herein to “AUS $” are to Australian dollars. All references herein to “dollars” or “$” are to United States dollars, unless otherwise specifically provided herein. All references herein to any period of days shall mean the relevant number of calendar days unless otherwise specified. All references herein to a “party” or “parties” are to a party or parties to this Agreement unless otherwise specified.

IN WITNESS WHEREOF, the parties have executed, or have caused its duly authorized officer to execute, this Agreement, as of the date first above written.

BUYER:

RADIANT SYSTEMS, INC.

By:	/s/ Mark Haidet
Name:	Mark Haidet
Title:	Chief Financial Officer

THE COMPANY:

QUEST RETAIL TECHNOLOGY PTY LTD

By:	/s/ David Brown
Name:	David Brown
Title:	Managing Director

SELLER:

/s/ David Brown
DAVID BROWN

List of Omitted Schedules and Exhibits to the Share Purchase Agreement By and Among Radiant

Systems, Inc., Quest Retail Technology Pty Ltd. and David Brown, Dated December 11, 2007

Schedules

Number	Description
2.1	Incorporation and Registration
2.3	Subsidiaries and Investments
2.4	Capitalization
2.5(b)	Approvals of Third Parties
2.6(a)	Financial Statements
2.6(d)	Modified Australian GAAP
2.7	Account Receivable
2.8	Fixed Assets
2.9	Undisclosed Liabilities
2.10	Recent Developments
2.11	Litigation
2.13	Compliance with Orders and Laws
2.14(b)	Intellectual Property
2.14(c)	Intellectual Property Contracts
2.14(i)	Source Code
2.14(j)	Internet Domain Names
2.14(m)	Form of End User Agreement
2.15	Privacy and Security Commitments
2.16	Contracts
2.18(a)	Real Property
2.19(a)	U.S. Benefit Plans
2.20(a)	Foreign Benefit Plans
2.21(b)	Labor Matters
2.21(c)	Employees, PEO Employees, Officers and Directors
2.22	Insurance
2.23	Governmental Permits
2.24	Transactions with Affiliated Parties
4.1	Operation of Subject Business
6.2	Indemnification Matters

Exhibits

Description
Exhibit A	Completion Statement
Exhibit B	Escrow Deed
Exhibit C	Employment Agreement
Exhibit D	Opinion Of Counsel

Contents of the foregoing schedules and exhibits to the Share Purchase Agreement have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The registrant will furnish a copy of any such schedule or exhibit supplementally to the Securities and Exchange Commission upon request.